Exhibit 99.1

BMO Financial Group Reports Fourth Quarter and Fiscal 2022 Results

Fourth Quarter 2022 Earnings Release

BMO’s 2022 audited annual consolidated financial statements and accompanying Management Discussion and Analysis (MD&A) are available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Fourth Quarter 2022 Compared with Fourth Quarter 2021:

•	Net income of $4,483 million, compared with $2,159 million; adjusted net income[1,3,4] of $2,136 million, compared with $2,226 million
•	Reported earnings per share (EPS)[2] of $6.51, compared with $3.23; adjusted EPS[1,2,3,4] of $3.04, compared with $3.33
•	Provision for credit losses (PCL) of $226 million, compared with a recovery of the provision for credit losses of $126 million
•	Return on equity (ROE) of 27.6%, compared with 16.0%; adjusted ROE[1,3,4] of 12.9%, compared with 16.5%
•	Common Equity Tier 1 Ratio[5] of 16.7%, compared with 13.7%

Fiscal 2022 Compared with Fiscal 2021:

•	Net income of $13,537 million, compared with $7,754 million; adjusted net income[1,3,4] of $9,039 million, compared with $8,651 million
•	Reported EPS[2] of $19.99, compared with $11.58; adjusted EPS[1,2,3,4] of $13.23, compared with $12.96
•	Provision for credit losses of $313 million, compared with a provision of $20 million
•	ROE of 22.9%, compared with 14.9%; adjusted ROE[1,3,4] of 15.2%, compared with 16.7%

Toronto, December 1, 2022 – For the fourth quarter ended October 31, 2022, BMO Financial Group recorded net income of $4,483 million or $6.51 per share on a reported basis, and net income of $2,136 million or $3.04 per share on an adjusted basis.

“This year, we continued to execute on our strategy to strengthen and grow each of our diversified businesses. Against the backdrop of a rapidly changing macroeconomic environment, we delivered on our commitments to positive operating leverage, improved efficiency and achieved above-target return on equity. Our strong performance was supported by targeted investments in technology and talent which delivered award winning customer and employee experiences. Very good revenue performance was driven by robust, high-quality growth in loans and deposits and expanding net interest margins, all underpinned by our leading risk management approach,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“Looking ahead to 2023, the economic environment remains uncertain, with inflation and higher interest rates expected to slow the economy in the near term. We have a proven track record of sustained performance and remain well positioned to deliver in any environment. We will continue to dynamically manage capital and resources to grow our businesses and support our customers while finalizing preparations for the natural next step in our North American growth strategy, the approval, closing and integration of Bank of the West.

“BMO has a long-standing, deep sense of purpose, and we are leveraging our position as a leading financial services provider to make progress for a thriving economy, sustainable future and an inclusive society, while targeting continued top-tier returns for our shareholders,” concluded Mr. White.

Concurrent with the release of results, BMO announced a first quarter 2023 dividend of $1.43 per common share, an increase of $0.04 from the prior quarter, and an increase of $0.10 or 8% from the prior year. The quarterly dividend of $1.43 per common share is equivalent to an annual dividend of $5.72 per common share.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

All EPS measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)

Reported net income included revenue related to the announced acquisition of Bank of the West, with revenue in Q4-2022 of $3,336 million ($4,541 million pre-tax) resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill, as well as acquisition and integration costs of $143 million ($191 million pre-tax). Fiscal 2022 net income included revenue of $5,667 million ($7,713 million pre-tax) and expenses of $237 million ($316 million pre-tax). Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

(4)

Q4-2022 reported net income included a legal provision of $846 million ($1,142 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising interest expense of $515 million pre-tax and non-interest expense of $627 million pre-tax, including legal fees of $22 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements in BMO’s 2022 Annual Report.

(5)	The Common Equity Tier 1 (CET1) Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Fourth Quarter 2022 Earnings Release	1

Significant Events

During the first quarter of 2022, we completed the sale of our EMEA Asset Management business to Ameriprise Financial, Inc., including the transfer of certain U.S. asset management clients, and on April 30, 2021, we completed the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group. Collectively, we refer to these transactions as “divestitures”. The divestitures reduced net revenue and expenses by approximately 3% and 4%, respectively, on both a reported and an adjusted basis, compared with the prior year.

On December 20, 2021, we announced the signing of a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries. Under the terms of the agreement, we will pay a cash purchase price of US$16.3 billion, or US$13.4 billion net of an estimated US$2.9 billion of excess capital (at closing) at Bank of the West. The transaction, which is expected to close by the end of the first calendar quarter of 2023, is subject to customary closing conditions, including regulatory approvals. We expect to fund the transaction primarily with excess capital, reflecting our strong capital position, including the added impact of the 20,843,750 common shares issued for $3,106 million on March 29, 2022, and anticipated capital generation.

On closing, the acquisition is expected to add approximately US$92 billion of assets, US$59 billion of loans and US$76 billion of deposits to our consolidated balance sheet. These amounts are based on the financial position and results of Bank of the West as at the period ended September 30, 2022.

This acquisition aligns with our strategic, financial and cultural objectives, and meaningfully accelerates our U.S. growth. Building on the strength of our performance and our integrated North American foundation, the acquisition will bring nearly 1.8 million customers to BMO and will further extend our banking presence through an additional 503 branches and commercial and wealth offices in key U.S. markets. After closing, our footprint will expand to 32 states, including an immediate scaled entry into the attractive California market, where we expect to deliver a highly competitive offering to new growth markets, combining the strength of our digital banking platform and our strong banking team to generate good customer growth.

A signature strength of Bank of the West is the deep relationships formed between its customers, its employees, and the communities they have served for over 100 years. As part of this transaction, we do not plan to close Bank of the West branches, and we are committed to retaining front-line Bank of the West branch employees.

Leveraging our deep integration experience and proven track record in U.S. expansion, we remain confident that we can achieve annual pre-tax cost synergies of approximately US$670 million (C$860 million) through operational efficiencies across our combined businesses. Integration planning is underway and is being overseen by a dedicated joint integration management office.

Under IFRS, the purchase price will be allocated to the identifiable assets and liabilities of Bank of the West at closing, on the basis of their relative fair values, with the difference recorded as goodwill. The fair value/par value differences, referred to as the fair value mark, will be amortized to income over the estimated life of an underlying asset (liability). Intangible assets identified, including the core deposit intangible related to non-maturity deposits, will be amortized over their estimated life. The fair value of fixed rate loans, securities and deposits is largely dependent on interest rates. If interest rates increase, the fair value of the acquired fixed rate assets (in particular, loans and securities) will decrease, resulting in higher goodwill. If interest rates decrease, the opposite would be true. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits approximate par, providing no natural fair value change offset. Changes in goodwill relative to our original assumptions announced on December 20, 2021 will impact capital ratios at closing, because goodwill is treated as a deduction from capital under the Office of the Superintendent of Financial Institutions (OSFI) Basel III rules. In addition, given that the purchase price of the acquisition is in U.S. dollars, any change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the closing of the acquisition will result in a change to the Canadian dollar equivalent goodwill.

We are proactively managing exposure to capital from changes in fair value of the assets and liabilities of Bank of the West at closing. As part of our fair value management actions, we entered into interest rate swaps that increase in value as interest rates rise, resulting in mark-to-market gains recorded in trading revenue. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched-duration U.S. treasuries and other balance sheet instruments that generate net interest income. Together, these transactions aim to mitigate the effects of any changes in goodwill arising from changes in interest rates between the announcement and closing of the acquisition, with the associated revenue (loss) treated as an adjusting item. In addition, BMO entered into forward contracts, which qualify as accounting hedges, to mitigate the effects of changes in the Canadian dollar equivalent of the purchase price on closing. Changes in the fair value of these forward contracts are recorded in other comprehensive income (OCI) until closing of the transaction.

The impact of the fair value management actions on our results was treated as an adjusting item. The current quarter included $4,541 million pre-tax ($3,336 million after-tax) revenue related to the management of interest rate changes, comprising $4,698 million of mark-to-market gains on certain interest rate swaps as at October 31, 2022, recorded in non-interest revenue, as well as a loss of $157 million on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income. Fiscal 2022 results included $7,713 million pre-tax ($5,667 million after-tax) revenue, comprising $7,665 million recorded in non-interest revenue and $48 million recorded in net interest income.

The impact on our Common Equity Tier 1 Ratio related to these fair value management actions was approximately 95 basis points in the fourth quarter of 2022, and the cumulative impact was approximately 150 basis points in fiscal 2022. In addition, the changes in the fair value of the forward contracts increased OCI by $706 million in the current quarter and increased OCI by $638 million in the current year.

This Significant Events section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

2	BMO Financial Group Fourth Quarter 2022 Earnings Release

Fourth Quarter 2022 Performance Review

The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results and ratios in this Fourth Quarter 2022 Performance Review section are on a non-GAAP basis and discussed in the Non-GAAP and Other Financial Measures section.

Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, comprising revenue of $3,336 million ($4,541 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, as well as acquisition and integration costs of $143 million ($191 million pre-tax). In addition, current quarter adjusted results excluded the impact of a legal provision of $846 million ($1,142 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising interest expense of $515 million pre-tax and non-interest expense of $627 million pre-tax, including legal fees of $22 million. For further information, refer to Note 24 of the audited annual consolidated financial statements in BMO’s 2022 Annual Report. Adjusted net income also excluded the amortization of acquisition-related intangible assets and other acquisition and integration costs in both the current and the prior years.

Reported net income increased from the prior year, primarily due to the impact of the above noted fair value management actions, and adjusted net income decreased 4%, with higher net revenue offset by higher expenses and a higher provision for credit losses. Net income increased in U.S. P&C and decreased in BMO Capital Markets, BMO Wealth Management, and Canadian P&C. On a reported basis, Corporate Services recorded net income compared with a net loss in the prior year, and on an adjusted basis, Corporate Services results were relatively unchanged.

Canadian P&C

Reported and adjusted net income was $917 million, a decrease of $16 million or 2% from the prior year. Results were driven by an 11% increase in revenue, primarily due to higher net interest income reflecting strong balance growth and higher net interest margins, more than offset by higher expenses and a higher provision for credit losses compared with a recovery in the prior year.

U.S. P&C

Reported net income was $660 million, an increase of $151 million or 30% from the prior year, and adjusted net income was $662 million, an increase of $147 million or 29%. The impact of the stronger U.S. dollar increased revenue and net income growth by 9%, and expense growth by 8% on a reported basis.

On a U.S. dollar basis, reported net income was $488 million, an increase of $82 million or 21% from prior year, and adjusted net income was $489 million, an increase of $79 million or 19%. Reported and adjusted results were driven by an 18% increase in revenue, primarily due to higher net interest income reflecting higher net interest margins and loan balances, partially offset by higher expenses and a higher provision for credit losses compared with a recovery in the prior year.

BMO Wealth Management

Reported net income was $298 million, compared with $345 million in the prior year, and adjusted net income was $298 million, a decrease of $51 million or 14% from the prior year. Wealth and Asset Management(1) reported net income was $221 million, a decrease of $66 million or 24% from the prior year, primarily due to higher underlying expenses from continued investments in the business and divestitures. Insurance net income was $77 million, an increase of $19 million from the prior year, primarily due to benefits from changes in investments to improve asset liability management.

BMO Capital Markets

Reported net income was $357 million, a decrease of $174 million or 33% from the prior year, and adjusted net income was $363 million, a decrease of $173 million or 33% . Reported and adjusted results were impacted by current market conditions, resulting in lower Investment and Corporate Banking revenue, partially offset by higher Global Markets revenue, higher expenses, and a lower recovery of the provision for credit losses compared with the prior year.

Corporate Services

Reported net income was $2,251 million, compared with a reported net loss of $159 million in the prior year, and adjusted net loss was $104 million, compared with an adjusted net loss of $107 million. Reported results increased, primarily due to higher revenue reflecting the fair value management actions, partially offset by the legal provision noted above. Adjusted results were relatively unchanged from the prior year.

Capital

BMO’s Common Equity Tier 1 Ratio was 16.7% as at October 31, 2022, an increase from 15.8% at the end of the third quarter of 2022, primarily driven by the benefit from fair value management actions related to the announced acquisition of Bank of the West, internal capital generation and common shares issued from treasury under the shareholder dividend reinvestment and share purchase plan, which were partially offset by the legal provision noted above and higher risk-weighted assets.

(1)	Wealth and Asset Management was previously known as Traditional Wealth.

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Credit Quality

Total provision for credit losses was $226 million, compared with a recovery of the provision for credit losses of $126 million in the prior year. The provision for credit losses on impaired loans was $192 million, an increase of $108 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 14 basis points, compared with 7 basis points in the prior year. There was a $34 million provision for credit losses on performing loans in the current quarter, compared with a $210 million recovery in the prior year. The $34 million provision for credit losses on performing loans in the current quarter reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in uncertainty as a result of the improving pandemic environment and portfolio credit improvement. The $210 million recovery of credit losses in the prior year largely reflected an improving economic outlook and portfolio credit improvement, partially offset by growth in loan balances.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2022 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2022.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

4	BMO Financial Group Fourth Quarter 2022 Earnings Release

Financial Review

Management’s Discussion and Analysis (MD&A) commentary is as at December 1, 2022. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2022, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2022, and the MD&A for fiscal 2022, contained in BMO’s 2022 Annual Report.

BMO’s 2022 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

6	Caution Regarding Forward-Looking Statements			19	Canadian Personal and Commercial Banking (Canadian P&C)

7	Financial Highlights			21	U.S. Personal and Commercial Banking (U.S. P&C)

8	Non-GAAP and Other Financial Measures			23	BMO Wealth Management

12	Foreign Exchange			24	BMO Capital Markets

12	Net Income			25	Corporate Services

13	Revenue		26	Risk Management

14	Total Provision for Credit Losses		27	Glossary of Financial Terms

15	Impaired Loans		30	Condensed Consolidated Financial Statements

15	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities			30	Consolidated Statement of Income

15	Non-Interest Expense			31	Consolidated Statement of Comprehensive Income

16	Provision for Income Taxes			32	Consolidated Balance Sheet

16	Capital Management			33	Consolidated Statement of Changes in Equity

18	Review of Operating Groups’ Performance		34	Investor and Media Information

	19	Personal and Commercial Banking (P&C)

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at October 31, 2022, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended October 31, 2022, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2023 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, the closing of our proposed acquisition of Bank of the West, including plans for the combined operations of BMO and Bank of the West and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; information, privacy and cybersecurity, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the possibility that our proposed acquisitions, including our acquisition of Bank of the West, do not close when expected, or at all, because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis, or at all, or are received subject to adverse conditions or requirements; the anticipated benefits from proposed acquisitions, including Bank of the West, such as potential synergies and operational efficiencies, are not realized; our ability to manage exposure to capital arising from changes in fair value of assets and liabilities between signing and closing; our ability to perform effective fair value management actions and unforeseen consequences arising from such actions; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2022 Annual Report, as well as in the Allowance for Credit Losses section of BMO’s 2022 Annual Report. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about Bank of the West’s balance sheet, product mix and margins, and interest rate sensitivity were material factors we considered in estimating the fair value and goodwill and intangibles amounts at closing, and assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

6	BMO Financial Group Fourth Quarter 2022 Earnings Release

Financial Highlights

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Summary Income Statement (1)
Net interest income	3,767	4,197	3,756	15,885	14,310
Non-interest revenue	6,803	1,902	2,817	17,825	12,876
Revenue	10,570	6,099	6,573	33,710	27,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(369)	413	97	(683)	1,399
Revenue, net of CCPB (2)	10,939	5,686	6,476	34,393	25,787
Provision for credit losses on impaired loans	192	104	84	502	525
Provision for (recovery of) credit losses on performing loans	34	32	(210)	(189)	(505)
Total provision for (recovery of) credit losses	226	136	(126)	313	20
Non-interest expense	4,776	3,859	3,803	16,194	15,509
Provision for income taxes	1,454	326	640	4,349	2,504
Net income	4,483	1,365	2,159	13,537	7,754
Adjusted net income	2,136	2,132	2,226	9,039	8,651
Common Share Data ($, except as noted) (1)
Basic earnings per share	6.52	1.96	3.24	20.04	11.60
Diluted earnings per share	6.51	1.95	3.23	19.99	11.58
Adjusted diluted earnings per share	3.04	3.09	3.33	13.23	12.96
Dividends declared per share	1.39	1.39	1.06	5.44	4.24
Book value per share	95.60	90.88	80.18	95.60	80.18
Closing share price	125.49	127.66	134.37	125.49	134.37
Number of common shares outstanding (in millions)
End of period	677.1	674.4	648.1	677.1	648.1
Average basic	676.1	673.3	648.2	664.0	647.2
Average diluted	677.5	674.8	650.1	665.7	648.7
Market capitalization ($ billions)	85.0	86.1	87.1	85.0	87.1
Dividend yield (%)	4.4	4.4	3.2	4.3	3.2
Dividend payout ratio (%)	21.3	71.1	32.7	27.1	36.5
Adjusted dividend payout ratio (%)	45.6	44.9	31.7	41.0	32.6
Financial Measures and Ratios (%) (1)
Return on equity	27.6	8.8	16.0	22.9	14.9
Adjusted return on equity	12.9	13.8	16.5	15.2	16.7
Return on tangible common equity	30.1	9.6	18.0	25.1	17.0
Adjusted return on tangible common equity	14.0	15.1	18.5	16.6	18.9
Efficiency ratio	45.2	63.3	57.9	48.0	57.0
Efficiency ratio, net of CCPB (2)	43.7	67.9	58.7	47.1	60.1
Adjusted efficiency ratio, net of CCPB (2)	57.2	56.7	57.4	55.8	56.5
Operating leverage	35.3	(24.2)	2.6	19.6	(1.5)
Operating leverage, net of CCPB (2)	43.3	(18.4)	1.0	29.0	0.4
Adjusted operating leverage, net of CCPB (2)	0.4	(1.9)	2.4	1.3	6.1
Net interest margin on average earning assets	1.46	1.71	1.62	1.62	1.59
Effective tax rate	24.5	19.3	22.9	24.3	24.4
Adjusted effective tax rate	21.8	22.0	22.7	22.8	22.7
Total PCL-to-average net loans and acceptances	0.16	0.10	(0.11)	0.06	–
PCL on impaired loans-to-average net loans and acceptances	0.14	0.08	0.07	0.10	0.11
Liquidity coverage ratio (LCR) (3)	135	129	125	135	125
Net stable funding ratio (NSFR) (3)	114	114	118	114	118
Balance Sheet and other information (as at, $ millions, except as noted)
Assets	1,139,199	1,068,338	988,175	1,139,199	988,175
Average earning assets	1,021,540	972,879	918,255	979,341	897,302
Gross loans and acceptances	567,191	537,829	474,847	567,191	474,847
Net loans and acceptances	564,574	535,417	472,283	564,574	472,283
Deposits	769,478	729,385	685,631	769,478	685,631
Common shareholders’ equity	64,730	61,286	51,965	64,730	51,965
Total risk weighted assets (4)	363,997	351,711	325,433	363,997	325,433
Assets under administration	744,442	711,508	634,713	744,442	634,713
Assets under management	305,462	310,469	523,270	305,462	523,270
Capital ratios (%) (4)
Common Equity Tier 1 Ratio	16.7	15.8	13.7	16.7	13.7
Tier 1 Capital Ratio	18.4	17.3	15.4	18.4	15.4
Total Capital Ratio	20.7	19.4	17.6	20.7	17.6
Leverage Ratio	5.6	5.3	5.1	5.6	5.1

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3625	1.2813	1.2376	1.3625	1.2376
Average Canadian/U.S. dollar	1.3516	1.2774	1.2546	1.2918	1.2554

(1)

Adjusted results remove certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, as well as reported ratios calculated net of CCPB and adjusted results, measures and ratios in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

We present revenue, efficiency ratio and operating leverage on a basis that is net of CCPB, which reduces the variability in insurance revenue from changes in fair value that are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. For further information, refer to the Insurance Claims, Commissions and Changes in Policy Benefits section.

(3)	LCR and NSFR are disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements (LAR) Guideline, as applicable.
(4)	Capital ratios and risk-weighted assets are disclosed in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, as applicable.

BMO Financial Group Fourth Quarter 2022 Earnings Release	7

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Presenting results on a taxable equivalent basis (teb)

We analyze consolidated revenue on a reported basis. In addition, we analyze revenue on a taxable equivalent basis (teb) at the operating group level, consistent with our Canadian peer group. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis. These adjustments are offset in Corporate Services. Presenting results on a teb basis reflects how our operating groups manage their business and is useful facilitating comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

8	BMO Financial Group Fourth Quarter 2022 Earnings Release

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Reported Results
Net interest income	3,767	4,197	3,756	15,885	14,310
Non-interest revenue	6,803	1,902	2,817	17,825	12,876
Revenue	10,570	6,099	6,573	33,710	27,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	369	(413)	(97)	683	(1,399)
Revenue, net of CCPB	10,939	5,686	6,476	34,393	25,787
Provision for credit losses	(226)	(136)	126	(313)	(20)
Non-interest expense	(4,776)	(3,859)	(3,803)	(16,194)	(15,509)
Income before income taxes	5,937	1,691	2,799	17,886	10,258
Provision for income taxes	(1,454)	(326)	(640)	(4,349)	(2,504)
Net income	4,483	1,365	2,159	13,537	7,754
Diluted EPS ($)	6.51	1.95	3.23	19.99	11.58
Adjusting Items Impacting Revenue (Pre-tax)
Impact of divestitures (1)	–	–	–	(21)	29
Management of fair value changes on the purchase of Bank of the West (2)	4,541	(945)	–	7,713	–
Legal provision (3)	(515)	–	–	(515)	–
Impact of adjusting items on revenue (pre-tax)	4,026	(945)	–	7,177	29
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs (4)	(193)	(84)	(1)	(326)	(9)
Amortization of acquisition-related intangible assets (5)	(8)	(7)	(20)	(31)	(88)
Impact of divestitures (1)	6	(7)	(62)	(16)	(886)
Restructuring (costs) reversals (6)	–	–	–	–	24
Legal provision (3)	(627)	–	–	(627)	–
Impact of adjusting items on non-interest expense (pre-tax)	(822)	(98)	(83)	(1,000)	(959)
Impact of adjusting items on reported pre-tax income	3,204	(1,043)	(83)	6,177	(930)
Adjusting Items Impacting Revenue (After tax)
Impact of divestitures (1)	–	–	–	(23)	22
Management of fair value changes on the purchase of Bank of the West (2)	3,336	(694)	–	5,667	–
Legal provision (3)	(382)	–	–	(382)	–
Impact of adjusting items on revenue (after-tax)	2,954	(694)	–	5,262	22
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs (4)	(145)	(62)	(1)	(245)	(7)
Amortization of acquisition-related intangible assets (5)	(6)	(5)	(14)	(23)	(66)
Impact of divestitures (1)	8	(6)	(52)	(32)	(864)
Restructuring (costs) reversals (6)	–	–	–	–	18
Legal provision (3)	(464)	–	–	(464)	–
Impact of adjusting items on non-interest expense (after-tax)	(607)	(73)	(67)	(764)	(919)
Impact of adjusting items on reported net income (after-tax)	2,347	(767)	(67)	4,498	(897)
Impact on diluted EPS ($)	3.47	(1.14)	(0.10)	6.76	(1.38)
Adjusted Results
Net interest income	4,439	4,159	3,756	16,352	14,310
Non-interest revenue	2,105	2,885	2,817	10,181	12,847
Revenue	6,544	7,044	6,573	26,533	27,157
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	369	(413)	(97)	683	(1,399)
Revenue, net of CCPB	6,913	6,631	6,476	27,216	25,758
Provision for credit losses	(226)	(136)	126	(313)	(20)
Non-interest expense	(3,954)	(3,761)	(3,720)	(15,194)	(14,550)
Income before income taxes	2,733	2,734	2,882	11,709	11,188
Provision for income taxes	(597)	(602)	(656)	(2,670)	(2,537)
Net income	2,136	2,132	2,226	9,039	8,651
Diluted EPS ($)	3.04	3.09	3.33	13.23	12.96

(1)

Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. Q4-2022 net income included an expense recovery of $8 million ($6 million pre-tax). Q3-2022 included expenses of $6 million ($7 million pre-tax). Q2-2022 included a gain of $6 million ($8 million pre-tax) related to the transfer of certain U.S. asset management clients recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 included a $29 million (pre-tax and after-tax) loss related to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. Q4-2021 included expenses of $52 million ($62 million pre-tax) related to both transactions. Q3-2021 included expenses of $18 million ($24 million pre-tax). Q2-2021 included a $747 million (pre-tax and after-tax) write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The gain on the sale was recorded in revenue with the goodwill write-down and divestiture costs recorded in non-interest expense. These amounts were recorded in Corporate Services.

(2)

Reported net income included revenue (losses) related to the announced acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill: Q4-2022 included revenue of $3,336 million ($4,541 million pre-tax), comprising $4,698 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue, as well as a loss of $157 million pre-tax on a portfolio of primarily U.S. treasury securities and balance sheet instruments recorded in net interest income. Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market losses and $38 million of pre-tax interest income. Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million of pre-tax interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million of pre-tax interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

(3)

Q4-2022 reported net income included a legal provision of $846 million ($1,142 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising interest expense of $515 million pre-tax and non-interest expense of $627 million pre-tax, including legal fees of $22 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements in BMO’s 2022 Annual Report.

(4)

Reported net income included acquisition and integration costs related to the announced acquisition of Bank of the West recorded in non-interest expenses in Corporate Services. Q4-2022 included $143 million ($191 million pre-tax), Q3-2022 included $61 million ($82 million pre-tax), Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). Reported net income included acquisition and integration costs related to Clearpool in Q4-2022, Q3-2022, Q2-2022 and Q1-2022; and acquisition and integration costs related to both KGS-Alpha and Clearpool in Q4-2021, Q3-2021, Q2-2021 and Q1-2021, recorded in non-interest expense in BMO Capital Markets. Acquisition and integration costs were $2 million ($2 million pre-tax) in Q4-2022, $1 million ($2 million pre-tax) in Q3-2022, $2 million ($2 million pre-tax) in Q2-2022, and $3 million ($4 million pre-tax) in Q1-2022. Q4-2021 was $1 million ($1 million pre-tax), Q3-2021 was $2 million ($3 million pre-tax), Q2-2021 was $2 million ($2 million pre-tax) and Q1-2021 was $2 million ($3 million pre-tax).

(5)

Reported income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group and was $6 million ($8 million pre-tax) in Q4-2022, $5 million ($7 million pre-tax) in Q3-2022, and was $6 million ($8 million pre-tax) in both Q2-2022 and Q1-2022. Q4-2021 was $14 million ($20 million pre-tax), Q3-2021 was $15 million ($19 million pre-tax), Q2-2021 was $18 million ($24 million pre-tax) and Q1-2021 was $19 million ($25 million pre-tax).

(6)

Q3-2021 reported net income included a partial reversal of $18 million ($24 million pre-tax) of restructuring charges related to severance recorded in 2019, in non-interest expense in Corporate Services.

BMO Financial Group Fourth Quarter 2022 Earnings Release	9

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US $ in millions)
Q4-2022
Reported net income (loss)	917	660	1,577	298	357	2,251	4,483	2,306
Acquisition and integration costs	–	–	–	–	2	143	145	106
Amortization of acquisition-related intangible assets	–	2	2	–	4	–	6	4
Impact of divestitures	–	–	–	–	–	(8)	(8)	(3)
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	(3,336)	(3,336)	(2,470)
Legal provision	–	–	–	–	–	846	846	621
Adjusted net income (loss)	917	662	1,579	298	363	(104)	2,136	564
Q3-2022
Reported net income (loss)	965	568	1,533	324	262	(754)	1,365	(28)
Acquisition and integration costs	–	–	–	–	1	61	62	49
Amortization of acquisition-related intangible assets	–	1	1	1	3	–	5	5
Impact of divestitures	–	–	–	–	–	6	6	–
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	694	694	545
Adjusted net income (loss)	965	569	1,534	325	266	7	2,132	571
Q4-2021
Reported net income (loss)	933	509	1,442	345	531	(159)	2,159	618
Acquisition and integration costs	–	–	–	–	1	–	1	2
Amortization of acquisition-related intangible assets	–	6	6	4	4	–	14	9
Impact of divestitures	–	–	–	–	–	52	52	4
Adjusted net income (loss)	933	515	1,448	349	536	(107)	2,226	633
Fiscal 2022
Reported net income (loss)	3,826	2,497	6,323	1,251	1,772	4,191	13,537	6,079
Acquisition and integration costs	–	–	–	–	8	237	245	185
Amortization of acquisition-related intangible assets	1	5	6	3	14	–	23	17
Impact of divestitures	–	–	–	–	–	55	55	(45)
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	(5,667)	(5,667)	(4,312)
Legal provision	–	–	–	–	–	846	846	621
Adjusted net income (loss)	3,827	2,502	6,329	1,254	1,794	(338)	9,039	2,545
Fiscal 2021
Reported net income (loss)	3,288	2,176	5,464	1,382	2,120	(1,212)	7,754	2,593
Acquisition and integration costs	–	–	–	–	7	–	7	6
Amortization of acquisition-related intangible assets	1	24	25	24	17	–	66	37
Impact of divestitures	–	–	–	–	–	842	842	27
Restructuring costs (reversals)	–	–	–	–	–	(18)	(18)	(13)
Adjusted net income (loss)	3,289	2,200	5,489	1,406	2,144	(388)	8,651	2,650

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Net Revenue, Efficiency and Operating Leverage

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Reported
Revenue	10,570	6,099	6,573	33,710	27,186
CCPB	(369)	413	97	(683)	1,399
Revenue, net of CCPB	10,939	5,686	6,476	34,393	25,787
Non-interest expense	4,776	3,859	3,803	16,194	15,509
Efficiency ratio (%)	45.2	63.3	57.9	48.0	57.0
Efficiency ratio, net of CCPB (%)	43.7	67.9	58.7	47.1	60.1
Revenue growth (%)	60.9	(19.4)	9.8	24.0	7.9
Revenue growth, net of CCPB (%)	68.9	(13.6)	8.2	33.4	9.8
Non-interest expense growth (%)	25.6	4.8	7.2	4.4	9.4
Operating Leverage (%)	35.3	(24.2)	2.6	19.6	(1.5)
Operating Leverage, net of CCPB (%)	43.3	(18.4)	1.0	29.0	0.4
Adjusted (1)
Revenue	6,544	7,044	6,573	26,533	27,157
Impact of adjusting items on revenue	(4,026)	945	–	(7,177)	(29)
CCPB	(369)	413	97	(683)	1,399
Revenue, net of CCPB	6,913	6,631	6,476	27,216	25,758
Impact of adjusting items on non-interest expense	(822)	(98)	(83)	(1,000)	(959)
Non-interest expense	3,954	3,761	3,720	15,194	14,550
Efficiency ratio (%)	60.4	53.4	56.6	57.3	53.6
Efficiency ratio, net of CCPB (%)	57.2	56.7	57.4	55.8	56.5
Revenue growth, net of CCPB (%)	6.7	0.8	8.2	5.7	9.7
Non-interest expense growth (%)	6.3	2.7	5.8	4.4	3.6
Operating Leverage, net of CCPB (%)	0.4	(1.9)	2.4	1.3	6.1

(1)	Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

10	BMO Financial Group Fourth Quarter 2022 Earnings Release

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Reported net income	4,483	1,365	2,159	13,537	7,754
Dividends on preferred shares and distributions on other equity instruments	(77)	(47)	(59)	(231)	(244)
Net income available to common shareholders (A)	4,406	1,318	2,100	13,306	7,510
After-tax amortization of acquisition-related intangible assets	6	5	14	23	66
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	4,412	1,323	2,114	13,329	7,576
After-tax impact of other adjusting items (1)	(2,353)	762	53	(4,521)	831
Adjusted net income available to common shareholders (C)	2,059	2,085	2,167	8,808	8,407
Average common shareholders’ equity (D)	63,343	59,707	52,113	58,078	50,451
Return on equity (%) (= A/D) (3)	27.6	8.8	16.0	22.9	14.9
Adjusted return on equity (%) (= C/D) (3)	12.9	13.8	16.5	15.2	16.7
Average tangible common equity (E) (2)	58,224	54,846	46,580	53,148	44,505
Return on tangible common equity (%) (= B/E) (3)	30.1	9.6	18.0	25.1	17.0
Adjusted return on tangible common equity (%) (= C/E) (3)	14.0	15.1	18.5	16.6	18.9

(1)	Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $5,247 million in Q4-2022, $4,981 million in Q3-2022, and $5,455 million in Q4-2021; $5,051 million in fiscal 2022 and $5,836 million in fiscal 2021. Acquisition-related intangible assets of $124 million in Q4-2022, $126 million in Q3-2022, and $349 million in Q4-2021; $130 million in fiscal 2022 and $381 million in fiscal 2021. Net of related deferred tax liabilities of $252 million in Q4-2022, $246 million in Q3-2022, and $271 million in Q4-2021; $251 million in fiscal 2022 and $271 million in fiscal 2021.

(3)	Quarterly calculations are on an annualized basis.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

Return on Equity by Operating Segment

	Q4-2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Reported
Net income available to common shareholders	906	650	1,556	296	346	2,208	4,406
Total average common equity	12,231	14,381	26,612	5,400	12,190	19,141	63,343
Return on equity (%)	29.4	17.9	23.2	21.7	11.3	na	27.6
Adjusted (1)
Net income available to common shareholders	906	652	1,558	296	352	(147)	2,059
Total average common equity	12,231	14,381	26,612	5,400	12,190	19,141	63,343
Return on equity (%)	29.4	18.0	23.2	21.8	11.4	na	12.9

	Q3-2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Reported
Net income available to common shareholders	955	561	1,516	322	252	(772)	1,318
Total average common equity	11,842	13,460	25,302	5,257	11,786	17,362	59,707
Return on equity (%)	32.0	16.5	23.8	24.3	8.5	na	8.8
Adjusted (1)
Net income available to common shareholders	955	562	1,517	323	256	(11)	2,085
Total average common equity	11,842	13,460	25,302	5,257	11,786	17,362	59,707
Return on equity (%)	32.0	16.6	23.8	24.4	8.7	na	13.8

	Q4-2021
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Reported
Net income available to common shareholders	922	499	1,421	343	522	(186)	2,100
Total average common equity	11,162	13,391	24,553	5,640	10,782	11,138	52,113
Return on equity (%)	32.8	14.8	23.0	24.2	19.2	na	16.0
Adjusted (1)
Net income available to common shareholders	922	505	1,427	347	527	(134)	2,167
Total average common equity	11,162	13,391	24,553	5,640	10,782	11,138	52,113
Return on equity (%)	32.8	15.0	23.1	24.5	19.4	na	16.5

	Fiscal 2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Reported
Net income available to common shareholders	3,783	2,461	6,244	1,243	1,732	4,087	13,306
Total average common equity	11,798	13,815	25,613	5,282	11,602	15,581	58,078
Return on equity (%)	32.1	17.8	24.4	23.5	14.9	na	22.9
Adjusted (1)
Net income available to common shareholders	3,784	2,466	6,250	1,246	1,754	(442)	8,808
Total average common equity	11,798	13,815	25,613	5,282	11,602	15,581	58,078
Return on equity (%)	32.1	17.8	24.4	23.6	15.1	na	15.2

BMO Financial Group Fourth Quarter 2022 Earnings Release	11

	Fiscal 2021
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Reported
Net income available to common shareholders	3,246	2,136	5,382	1,374	2,081	(1,327)	7,510
Total average common equity	11,147	13,522	24,669	5,899	10,913	8,970	50,451
Return on equity (%)	29.1	15.8	21.8	23.3	19.1	na	14.9
Adjusted (1)
Net income available to common shareholders	3,247	2,160	5,407	1,398	2,105	(503)	8,407
Total average common equity	11,147	13,522	24,669	5,899	10,913	8,970	50,451
Return on equity (%)	29.1	16.0	21.9	23.7	19.3	na	16.7

(1)	Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

na – not applicable

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased relative to the third quarter of 2022 and increased relative to the fourth quarter of 2021, due to changes in the Canadian/U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2022 and 2021. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q4-2022
(Canadian $ in millions, except as noted)	vs. Q4-2021	vs. Q3-2022
Canadian/U.S. dollar exchange rate (average)
Current period	1.3516	1.3516
Prior period	1.2546	1.2774

Effects on U.S. segment reported results
Increased (Decreased) net interest income	114	98
Increased (Decreased) non-interest revenue	61	(17)
Increased (Decreased) total revenue	175	81
Decreased (Increased) provision for credit losses	6	(4)
Decreased (Increased) non-interest expense	(103)	(83)
Decreased (Increased) provision for income taxes	(18)	4
Increased (Decreased) net income	60	(2)
Impact on earnings per share ($)	0.09	–

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	114	96
Increased (Decreased) non-interest revenue	61	40
Increased (Decreased) total revenue	175	136
Decreased (Increased) provision for credit losses	6	(4)
Decreased (Increased) non-interest expense	(101)	(78)
Decreased (Increased) provision for income taxes	(19)	(12)
Increased (Decreased) net income	61	42
Impact on adjusted earnings per share ($)	0.09	0.06

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP and Other Financial Measures section.

Net Income

Q4 2022 vs. Q4 2021

Reported net income was $4,483 million, an increase of $2,324 million from the prior year, and adjusted net income was $2,136 million, a decrease of $90 million or 4% from the prior year. Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, comprising revenue of $3,336 million ($4,541 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. In addition, the current quarter adjusted results excluded the impact of a legal provision of $846 million ($1,142 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, including legal fees of $22 million. Adjusted results in both periods excluded the impact of divestitures, the amortization of acquisition-related intangibles assets, and acquisition and integration costs. Reported EPS was $6.51, an increase of $3.28 from the prior year, and adjusted EPS was $3.04, a decrease of $0.29 from the prior year. The public share offering completed on March 29, 2022, reduced reported EPS by $0.18 and adjusted EPS by $0.07.

The increase in reported results reflected higher revenue from fair value management actions, partially offset by the legal provision noted above. Adjusted results decreased as higher net revenue was more than offset by a higher provision for credit losses compared with a recovery in the prior year, and higher expenses. Net income increased in U.S. P&C, driven by higher net interest income, and decreased in BMO Capital Markets reflecting the impact of lower levels of client activity given market conditions, in BMO Wealth Management, in part due to divestitures, and in Canadian P&C with

12	BMO Financial Group Fourth Quarter 2022 Earnings Release

higher revenue more than offset by higher provisions for credit losses and higher expenses. On a reported basis, Corporate Services recorded net income compared with a net loss in the prior year, due to the impact of fair value management actions and acquisition and integration costs, as well as the impact of the legal provision noted above, and was relatively unchanged on an adjusted basis.

Q4 2022 vs. Q3 2022

Reported net income was $4,483 million, an increase of $3,118 million from the prior quarter, and adjusted net income was $2,136 million, relatively unchanged from the prior quarter. Reported EPS increased $4.56 from the prior quarter, and adjusted EPS decreased $0.05, largely due to an increase in dividends on preferred shares and distributions payable on other equity instruments.

The increase in reported results reflected higher revenue related to fair value management actions, partially offset by the legal provision and higher acquisition and integration costs noted above. Adjusted results were relatively unchanged, as higher net revenue was offset by higher expenses and a higher provision for credit losses. Net income increased in BMO Capital Markets and U.S. P&C, and decreased in Canadian P&C and BMO Wealth Management. On a reported basis, Corporate Services recorded net income compared with a net loss in the prior quarter, and on an adjusted basis, Corporate Services recorded a net loss compared with net income in the prior quarter.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue

Q4 2022 vs. Q4 2021

Reported revenue was $10,570 million, compared with $6,573 million in the prior year. Reported revenue, net of CCPB, was $10,939 million, an increase of $4,463 million from the prior year, and adjusted revenue, net of CCPB was $6,913 million, an increase of $437 million or 7%. Adjusted net revenue in the current quarter excluded revenue of $4,541 million from the impact of fair value management actions related to the announced acquisition of Bank of the West, as well as interest expense of $515 million related to a legal provision. The impact of the stronger U.S. dollar increased revenue growth by 4% and 3% on a reported and adjusted basis, respectively.

Revenue increased in our P&C businesses, primarily due to higher net interest income reflecting strong loan growth and higher net interest margins, partially offset by lower non-interest revenue. Revenue decreased in BMO Wealth Management, as higher net interest income and growth in net new client assets, were more than offset by divestitures and weaker global markets. Revenue decreased in BMO Capital Markets, as higher Global Markets revenue was more than offset by lower Investment and Corporate Banking revenue. On a reported basis, revenue in Corporate Services increased from the prior year, due to the adjusting items noted above, and decreased on an adjusted basis.

Reported net interest income was $3,767 million, relatively unchanged from the prior year, and adjusted net interest income was $4,439 million, an increase of $683 million or 18%. Adjusted results excluded interest expense of $515 million related to the legal provision and a loss of $157 million related to fair value management actions. Net interest income increased in the P&C businesses and BMO Wealth Management and decreased in BMO Capital Markets, due to strong balance growth and higher net interest margins reflecting the impact of the higher interest rate environment and lower trading-related net interest income, which decreased $188 million and was largely offset in trading non-interest revenue.

Average earning assets were $1,021.5 billion, an increase of $103.3 billion or 11%, primarily due to loan growth, higher securities balances and the impact of the stronger U.S. dollar, partially offset by lower short-term cash balances.

BMO’s overall reported net interest margin of 1.46% decreased 16 basis points from the prior year, primarily due to the impact of the adjusting items noted above and the impact of lower trading-related activities, partially offset by higher margins in the P&C businesses. Adjusted net interest margin excluding trading-related net interest income and earning assets of 1.86% increased 20 basis points, primarily due to higher net interest margins in our P&C businesses.

Reported non-interest revenue, net of CCPB, was $7,172 million, an increase of $4,452 million from the prior year, and adjusted non-interest revenue, net of CCPB, was $2,474 million, a decrease of $246 million or 9% from the prior year, primarily due to lower net securities gains, other than trading, and lower underwriting and advisory revenue reflecting the impact of current market conditions, as well as the impact of divestitures, partially offset by higher trading revenue.

Gross insurance loss was $218 million, compared with revenue of $223 million in the prior year, primarily due to changes in the fair value of investments and lower annuity sales. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in policy benefit liabilities, which are discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Q4 2022 vs. Q3 2022

Reported revenue was $10,570 million, compared with $6,099 million in the prior quarter, and reported revenue, net of CCPB, was $10,939 million, an increase of $5,253 million from the prior quarter. The increase was primarily driven by a gain on fair value management actions in the current quarter, compared with a loss in the prior quarter. Adjusted revenue, net of CCPB, increased $282 million or 4%. The impact of the stronger U.S. dollar increased revenue growth by 3% and 2% on a reported and adjusted basis, respectively.

Revenue increased in our P&C businesses due to higher net interest income, partially offset by lower non-interest revenue, and in BMO Capital Markets, with higher revenue in both Investment and Corporate Banking and Global Markets. Net revenue was relatively unchanged in BMO Wealth Management. On a reported basis, revenue in Corporate Services increased from the prior quarter due to the adjusting items noted above, and decreased on an adjusted basis.

BMO Financial Group Fourth Quarter 2022 Earnings Release	13

Reported net interest income decreased $430 million from the prior quarter, primarily due to the impact of the adjusting items noted above, and adjusted net interest income increased $280 million or 7%, with increases across all operating groups.

Average earning assets increased $48.7 billion or 5%, primarily due to loan growth, the impact of the stronger U.S. dollar and the impact of higher low-yielding assets in BMO Capital Markets and Corporate Services.

BMO’s overall reported net interest margin decreased 25 basis points, primarily due to the impact of the adjusting items noted above and the impact of higher low-yielding assets in BMO Capital Markets and Corporate Services, partially offset by a higher net interest margin in U.S. P&C. Adjusted net interest margin, excluding trading-related net interest income and earning assets, increased 3 basis points.

Reported non-interest revenue, net of CCPB, increased $5,683 million from the prior quarter, primarily due to higher trading revenue related to fair value management actions, and adjusted non-interest revenue, net of CCPB, was relatively unchanged from the prior quarter, with lower securities gains, other than trading largely offset by higher trading revenue.

Gross insurance revenue decreased $760 million from the prior quarter, primarily due to changes in the fair value of investments and lower annuity sales. The decrease in insurance revenue was largely offset by changes in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Q4-2022	Q3-2022	Q4-2021	Q4-2022	Q3-2022	Q4-2021
Canadian P&C	1,961	1,938	1,712	292,124	282,781	258,074	266	272	263
U.S. P&C	1,462	1,278	1,074	149,721	137,169	123,154	388	370	346
Personal and Commercial Banking (P&C)	3,423	3,216	2,786	441,845	419,950	381,228	307	304	290
All other operating groups and Corporate Services (4)	344	981	970	579,695	552,929	537,027	na	na	na
Total reported	3,767	4,197	3,756	1,021,540	972,879	918,255	146	171	162
Total adjusted	4,439	4,159	3,756	1,021,540	972,879	918,255	172	170	162
Trading net interest income and earning assets	351	350	539	150,715	148,990	149,620	na	na	na
Total reported excluding trading net interest income and earning assets	3,416	3,847	3,217	870,825	823,889	768,635	156	185	166
Total adjusted excluding trading net interest income and earning assets	4,088	3,809	3,217	870,825	823,889	768,635	186	183	166
U.S. P&C (US$ in millions)	1,082	1,001	856	110,753	107,372	98,169	388	370	346

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income and is non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures and How BMO Reports Operating Group Results sections.

(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period.

(4)	For further information on net interest income for these other operating groups and Corporate Services, refer to the Review of Operating Groups’ Performance section.

na – not applicable

Total Provision for Credit Losses

Q4 2022 vs. Q4 2021

Total provision for credit losses was $226 million, compared with a recovery of the provision for credit losses of $126 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 16 basis points, compared with a recovery of 11 basis points in the prior year. The provision for credit losses on impaired loans was $192 million, an increase of $108 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 14 basis points, compared with 7 basis points in the prior year. There was a $34 million provision for credit losses on performing loans in the current quarter, compared with a $210 million recovery in the prior year. The $34 million provision for credit losses on performing loans in the current quarter reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in uncertainty as a result of the improving the pandemic environment and portfolio credit improvement. The $210 million recovery of credit losses in the prior year largely reflected an improving economic outlook and portfolio credit improvement, partially offset by growth in loan balances.

Q4 2022 vs. Q3 2022

Total provision for credit losses was $226 million, an increase of $90 million from the prior quarter. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 16 basis points, compared with 10 basis points in prior quarter. The provision for credit losses on impaired loans increased $88 million from the prior quarter, primarily due to higher provisions in both of our P&C businesses and BMO Capital Markets. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 14 basis points, compared with 8 basis points in the prior quarter. There was a $34 million provision for credit losses on performing loans in the current quarter, compared with a $32 million provision in the prior quarter.

14	BMO Financial Group Fourth Quarter 2022 Earnings Release

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q4-2022
Provision for (recovery of) credit losses on impaired loans	142	47	189	–	5	(2)	192
Provision for (recovery of) credit losses on performing loans	32	15	47	3	(23)	7	34
Total provision for (recovery of) credit losses	174	62	236	3	(18)	5	226

Q3-2022
Provision for (recovery of) credit losses on impaired loans	104	22	126	2	(22)	(2)	104
Provision for (recovery of) credit losses on performing loans	(15)	46	31	(12)	15	(2)	32
Total provision for (recovery of) credit losses	89	68	157	(10)	(7)	(4)	136

Q4-2021
Provision for (recovery of) credit losses on impaired loans	89	5	94	1	(9)	(2)	84
Provision for (recovery of) credit losses on performing loans	(94)	(33)	(127)	(6)	(79)	2	(210)
Total provision for (recovery of) credit losses	(5)	(28)	(33)	(5)	(88)	–	(126)

Fiscal 2022
Provision for (recovery of) credit losses on impaired loans	432	107	539	2	(32)	(7)	502
Provision for (recovery of) credit losses on performing loans	(91)	(90)	(181)	(4)	(11)	7	(189)
Total provision for (recovery of) credit losses	341	17	358	(2)	(43)	–	313

Fiscal 2021
Provision for (recovery of) credit losses on impaired loans	493	22	515	4	11	(5)	525
Provision for (recovery of) credit losses on performing loans	(116)	(166)	(282)	(16)	(205)	(2)	(505)
Total provision for (recovery of) credit losses	377	(144)	233	(12)	(194)	(7)	20

Provision for Credit Losses Performance Ratios

	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Total PCL-to-average net loans and acceptances (annualized) (%)	0.16	0.10	(0.11)	0.06	–
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.14	0.08	0.07	0.10	0.11

Impaired Loans

Total gross impaired loans (GIL) were $1,991 million, compared with $2,169 million in the prior year, with the largest decreases in impaired loans attributable to the oil and gas, and retail trade industries. GIL increased $37 million from $1,954 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $499 million, compared with $295 million in the prior year and $341 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
GIL, beginning of period	1,954	2,123	2,430	2,169	3,638
Classified as impaired during the period	499	341	295	1,635	1,775
Transferred to not impaired during the period	(231)	(162)	(153)	(659)	(821)
Net repayments	(152)	(220)	(269)	(819)	(1,618)
Amounts written-off	(118)	(93)	(106)	(363)	(584)
Recoveries of loans and advances previously written-off	–	–	–	–	–
Disposals of loans	(9)	(34)	(18)	(54)	(79)
Foreign exchange and other movements	48	(1)	(10)	82	(142)
GIL, end of period	1,991	1,954	2,169	1,991	2,169
GIL to gross loans and acceptances (%)	0.35	0.36	0.46	0.35	0.46

(1)	GIL excluded purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were negative $369 million, compared with $97 million in the prior year. Results decreased, largely due to changes in the fair value of policy benefit liabilities. CCPB decreased $782 million from the prior quarter, due to changes in the fair value of policy benefit liabilities and the impact of lower annuity sales. These changes were largely offset in insurance revenue.

Non-Interest Expense

Q4 2022 vs. Q4 2021

Reported non-interest expense was $4,776 million, an increase of $973 million from the prior year, and adjusted non-interest expense was $3,954 million, an increase of $234 million or 6%. Adjusted non-interest expense excluded the impact of the legal provision in the current quarter and the impact of divestitures, amortization of acquisition-related intangible assets, and acquisition and integration costs in both periods. The increase in reported expenses reflected the impact of the legal provision, as well as higher acquisition and integration costs related to the announced acquisition of Bank of the West. Reported and adjusted expenses increased due to higher employee-related costs, including higher salaries, performance-based compensation and sales force expansion, and higher computer and equipment costs, partially offset by divestitures. The impact of the stronger U.S. dollar increased expenses by approximately 4% on a reported basis and 3% on an adjusted basis.

The reported gross efficiency ratio was 45.2%, compared with 57.9% in the prior year. On a net revenue basis (1), the reported efficiency ratio was 43.7%, compared with 58.7% in the prior year, and the adjusted efficiency ratio was 57.2%, compared with 57.4% in the prior year.

BMO Financial Group Fourth Quarter 2022 Earnings Release	15

Reported gross operating leverage was positive 35.3%. On a net revenue basis, reported operating leverage was positive 43.3% and adjusted operating leverage was positive 0.4%.

Q4 2022 vs. Q3 2022

Reported non-interest expense increased $917 million or 24% from the prior quarter, and adjusted non-interest expense increased $193 million or 5%. The increase in reported expenses included the impact of the legal provision, as well as higher acquisition and integration costs related to the announced acquisition of Bank of the West in the current quarter. Reported and adjusted expenses increased, due to higher employee-related costs, higher computer and equipment costs, and higher professional fees. The impact of the stronger U.S. dollar increased expenses by approximately 3% on an reported basis and 2% on an adjusted basis.

The reported gross efficiency ratio was 45.2%, compared with 63.3% in the prior quarter. On a net revenue basis, the reported efficiency ratio was 43.7%, compared with 67.9% in the prior quarter, and the adjusted efficiency ratio was 57.2%, compared with 56.7%.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

(1)	This ratio is calculated using net revenue and non-interest expense. For further discussion of Revenue, refer to the Revenue section.

Provision for Income Taxes

The provision for income taxes was $1,454 million, an increase of $814 million from the fourth quarter of 2021, and an increase of $1,128 million from the third quarter of 2022. The effective tax rate for the current quarter was 24.5%, compared with 22.9% in the fourth quarter of 2021 and 19.3% in the third quarter of 2022.

The adjusted provision for income taxes was $597 million, a decrease of $59 million from the fourth quarter of 2021, and a decrease of $5 million from the third quarter of 2022. The adjusted effective tax rate was 21.8% in the current quarter, compared with 22.7% in the fourth quarter of 2021 and 22.0% in the third quarter of 2022. The change in the reported effective tax rate in the current quarter relative to the third quarter of 2022 and the fourth quarter of 2021 was primarily due to the impact of higher pre-tax income in the current quarter. The change in the adjusted effective tax rate in the current quarter relative to the fourth quarter of 2021 was primarily due to earnings mix, including the impact of lower pre-tax income in the current quarter.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report.

Fourth Quarter 2022 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 16.7% as at October 31, 2022, an increase from 15.8% at the end of the third quarter of 2022, primarily driven by the benefit from fair value management actions related to the announced acquisition of Bank of the West, internal capital generation and common shares issued from treasury under the shareholder dividend reinvestment and share purchase plan (DRIP), which were partially offset by the impact of a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, and higher risk-weighted assets (RWA). Refer to the Significant Events section for further information on the fair value management actions.

CET1 Capital was $60.9 billion as at October 31, 2022, an increase from $55.5 billion as at July 31, 2022, primarily from the benefit of the fair value management actions, the impact of foreign exchange movements, internal capital generation and common shares issued under the DRIP, partially offset by the legal provision.

The bank is subject to a capital floor as prescribed in the Capital Adequacy Requirements (CAR) Guideline of the Office of the Superintendent of Financial Institutions (OSFI). In calculating regulatory capital ratios, there is a requirement to increase total RWA when the capital floor amount calculated under the standardized approach is higher than a similar calculation using the more risk-sensitive advanced approach rules. The capital floor adjustment reflected in our RWA as at October 31, 2022 was $12.6 billion, compared with $2.5 billion as at July 31, 2022.

RWA were $364.0 billion as at October 31, 2022, an increase from $351.7 billion as at July 31, 2022. RWA were higher, primarily due to the impact of foreign exchange movements. Increased asset size, driven by lending growth, was largely offset by risk transfer transactions.

The bank’s Tier 1 Capital Ratio was 18.4% as at October 31, 2022, an increase from 17.3% as at July 31, 2022, primarily due to the factors impacting the CET1 Capital Ratio and the $1.0 billion Limited Recourse Capital Notes issuance. The bank’s Total Capital Ratio was 20.7% as at October 31, 2022, an increase from 19.4% as at July 31, 2022, primarily due to factors impacting the Tier 1 Capital Ratio and the $750 million subordinated note issuance.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We may manage the impact of foreign exchange movements on our capital ratios, both based on the current balance sheet and in anticipation of impacts from the announced acquisition of Bank of the West, and did so during the current quarter. Any such activities could also impact our book value and return on equity.

Our Leverage Ratio was 5.6% as at October 31, 2022, an increase from 5.3% at the end of the third quarter of 2022, due to higher Tier 1 Capital, partially offset by higher leverage exposures mainly from the impact of foreign exchange movements and lending growth.

16	BMO Financial Group Fourth Quarter 2022 Earnings Release

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 33.1% and 10.1%, respectively, as at October 31, 2022, compared with 32.0% and 9.8%, respectively, as at July 31, 2022.

Regulatory Capital Developments

Refer to the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report for a more detailed discussion of regulatory developments.

Regulatory Capital and TLAC

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline, which is based on the capital standards developed by the Basel Committee on Banking Supervision. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information see the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report.

OSFI’s capital and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	Minimum OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at October 31, 2022
Common Equity Tier 1 Ratio	4.5%	3.5%	2.5%	10.5%	16.7%
Tier 1 Capital Ratio	6.0%	3.5%	2.5%	12.0%	18.4%
Total Capital Ratio	8.0%	3.5%	2.5%	14.0%	20.7%
TLAC Ratio	21.5%	na	2.5%	24.0%	33.1%
Leverage Ratio	3.0%	na	na	3.0%	5.6%
TLAC Leverage Ratio	6.75%	na	na	6.75%	10.1%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the fourth quarter of 2022). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 2.5% as at October 31, 2022. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

na – not applicable

Regulatory Capital and TLAC Position (1)

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021
Gross common equity (1)	64,730	61,286	51,965
Regulatory adjustments applied to common equity	(3,839)	(5,822)	(7,474)
Common Equity Tier 1 capital (CET1)	60,891	55,464	44,491
Additional Tier 1 eligible capital (2)	6,308	5,308	5,558
Regulatory adjustments applied to Tier 1	(78)	(88)	(83)
Additional Tier 1 capital (AT1)	6,230	5,220	5,475
Tier 1 capital (T1 = CET1 + AT1)	67,121	60,684	49,966
Tier 2 eligible capital (3)	8,238	7,499	7,286
Regulatory adjustments applied to Tier 2	(50)	(50)	(51)
Tier 2 capital (T2)	8,188	7,449	7,235
Total capital (TC = T1 + T2)	75,309	68,133	57,201
Other TLAC Instruments (4)	45,554	44,568	33,238
Adjustments applied to Other TLAC	(200)	(167)	(86)
Other TLAC available after adjustments	45,354	44,401	33,152
TLAC	120,663	112,534	90,353
Risk-weighted Assets (5)	363,997	351,711	325,433
Leverage Ratio Exposures	1,189,990	1,144,101	976,690
Capital ratios (%)
CET1 Ratio	16.7	15.8	13.7
Tier 1 Capital Ratio	18.4	17.3	15.4
Total Capital Ratio	20.7	19.4	17.6
TLAC Ratio	33.1	32.0	27.8
Leverage Ratio	5.6	5.3	5.1
TLAC Leverage Ratio	10.1	9.8	9.3

(1)	Gross Common Equity included issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital included directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital included subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)	For institutions using advanced approach for credit risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

Other Capital Developments

During the quarter, 2.8 million common shares were issued through the DRIP and the exercise of stock options.

On October 27, 2022, we issued $750 million 6.534% Subordinated Notes (Non-Viability Contingent Capital (NVCC)) through our Canadian Medium-Term Note Program.

On September 13, 2022, we issued $1,000 million 7.325% Limited Recourse Capital Notes, Series 3 (NVCC).

On August 25, 2022, we redeemed all our outstanding 16 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 42 (NVCC) for an aggregate total of $400 million.

On July 27, 2022, we completed the domestic public offering of $500 million Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares, Series 50 (NVCC).

On June 1, 2022, we redeemed all our outstanding $850 million subordinated debentures, Series I Medium-Term Notes Second Tranche (NVCC) at par, together with accrued and unpaid interest to, but excluding the date fixed for redemption.

On May 25, 2022, we redeemed all our outstanding 20 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 40 (NVCC) for an aggregate total of $500 million.

BMO Financial Group Fourth Quarter 2022 Earnings Release	17

On March 29, 2022, we completed a public offering of 20,843,750 common shares for $3,106 million to finance a portion of the purchase price for the announced acquisition of Bank of the West.

On March 15, 2022, we issued $750 million 5.625% Limited Recourse Capital Notes, Series 2 (NVCC).

On February 25, 2022, we redeemed all our outstanding 24 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 38 (NVCC) for an aggregate total of $600 million.

On January 10, 2022, we completed our U.S. public offering of US$1.25 billion of 3.088% Subordinated Notes (NVCC), due in 2037, through our U.S. Medium-Term Note Program.

On December 3, 2021, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to purchase for cancellation up to 22.5 million of our common shares under a normal course issuer bid. Together with the announcement of the acquisition of Bank of the West, we noted that we would not proceed with establishing a normal course issuer bid and do not expect to repurchase shares prior to the closing of the acquisition.

Under Canada’s Bank Recapitalization (Bail-In) Regime, eligible senior debt issued on, or after September 23, 2018, is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements NVCC instruments, which must be converted in full, prior to the conversion of bail-in debt.

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.9 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Dividends

On December 1, 2022, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.43 per share, an increase of $0.04 from the prior quarter, and an increase of $0.10 or 8% from the prior year. The dividend is payable on February 28, 2023 to shareholders of record on January 30, 2023. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the DRIP.

On January 10, 2022, we announced the offering of a 2% discount on the common shares issued from treasury under the dividend reinvestment feature of the DRIP. Commencing with the common share dividend declared for the first quarter of 2022, and subsequently until further notice, common shares under the DRIP will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the DRIP. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the DRIP.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations within Corporate Services. Operating segment results include treasury-related allocations in revenue, non-interest expense allocations from Corporate Units and Technology and Operations (T&O) and allocated capital.

BMO employs funds transfer pricing and liquidity transfer pricing between treasury and the operating segments in order to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, to align with our interest rate, liquidity and funding risk management practices.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses that are not directly attributable to a specific operating segment are allocated across the operating segments, reasonably reflective of the level of support provided to each operating segment. We review these expense allocation methodologies periodically.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies annually.

Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities. Effective the first quarter of 2022, loans, deposits and revenue in our business banking line of business have been reclassified from Commercial Banking to Personal and Business Banking within Canadian P&C, to align with our organizational structure. In addition, certain expense allocations have been updated to better align with current experience. Prior periods have been reclassified to conform with the current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent pre-tax basis in order to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

18	BMO Financial Group Fourth Quarter 2022 Earnings Release

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Net interest income (teb) (2)	3,423	3,216	2,786	12,486	10,829
Non-interest revenue	877	889	900	3,684	3,468
Total revenue (teb)	4,300	4,105	3,686	16,170	14,297
Provision for credit losses on impaired loans	189	126	94	539	515
Provision for (recovery of) credit losses on performing loans	47	31	(127)	(181)	(282)
Total provision for (recovery of) credit losses	236	157	(33)	358	233
Non-interest expense	1,965	1,906	1,796	7,392	6,781
Income before income taxes	2,099	2,042	1,923	8,420	7,283
Provision for income taxes (teb)	522	509	481	2,097	1,819
Reported net income	1,577	1,533	1,442	6,323	5,464
Amortization of acquisition-related intangible assets (3)	2	1	6	6	25
Adjusted net income	1,579	1,534	1,448	6,329	5,489

(1)	Adjusted results and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $7 million in Q4-2022, $6 million in both Q3-2022 and Q4-2021; $25 million in fiscal 2022 and $24 million in fiscal 2021 are recorded in net interest income.
(3)

Amortization of acquisition-related intangible assets pre-tax amounts for Total P&C of $2 million in Q4-2022, $1 million in Q3-2022, and $9 million in Q4-2021; $7 million in fiscal 2022 and $35 million in fiscal 2021 are recorded in non-interest expense.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,577 million, an increase of $135 million or 9% from the prior year. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Net interest income	1,961	1,938	1,712	7,449	6,561
Non-interest revenue	586	591	592	2,419	2,225
Total revenue	2,547	2,529	2,304	9,868	8,786
Provision for credit losses on impaired loans	142	104	89	432	493
Provision for (recovery of) credit losses on performing loans	32	(15)	(94)	(91)	(116)
Total provision for (recovery of) credit losses	174	89	(5)	341	377
Non-interest expense	1,131	1,134	1,049	4,349	3,968
Income before income taxes	1,242	1,306	1,260	5,178	4,441
Provision for income taxes	325	341	327	1,352	1,153
Reported net income	917	965	933	3,826	3,288
Amortization of acquisition-related intangible assets (2)	–	–	–	1	1
Adjusted net income	917	965	933	3,827	3,289
Adjusted non-interest expense	1,131	1,134	1,049	4,348	3,966
Personal and Business Banking revenue	1,800	1,770	1,617	6,904	6,168
Commercial Banking revenue	747	759	687	2,964	2,618
Net income growth (%)	(1.8)	16.6	44.7	16.4	62.8
Revenue growth (%)	10.5	12.9	13.4	12.3	9.4
Non-interest expense growth (%)	7.8	10.3	8.1	9.6	1.7
Adjusted non-interest expense growth (%)	7.8	10.3	8.1	9.6	1.7
Return on equity (%) (3)	29.4	32.0	32.8	32.1	29.1
Adjusted return on equity (%) (3)	29.4	32.0	32.8	32.1	29.1
Operating leverage (%)	2.7	2.6	5.3	2.7	7.7
Adjusted operating leverage (%)	2.7	2.6	5.3	2.7	7.7
Efficiency ratio (%)	44.4	44.8	45.5	44.1	45.2
Net interest margin on average earning assets (%)	2.66	2.72	2.63	2.68	2.64
Average earning assets	292,124	282,781	258,074	278,022	248,215
Average gross loans and acceptances	304,159	295,167	271,108	290,324	261,869
Average deposits	253,143	246,832	232,359	243,541	225,555

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amount of $nil in Q4-2022, Q3-2022, and Q4-2021; $1 million in fiscal 2022 and $2 million in fiscal 2021 are recorded in non-interest expense.

(3)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Fourth Quarter 2022 Earnings Release	19

Q4 2022 vs. Q4 2021

Canadian P&C reported net income was $917 million, a decrease of $16 million or 2% from the prior year.

Total revenue was $2,547 million, an increase of $243 million or 11% from the prior year. Net interest income increased $249 million or 15%, due to higher loan and deposit balances and higher net interest margins. Non-interest revenue was relatively unchanged as higher deposit fee and card-related revenue were offset by lower gains on investments in our commercial business. Net interest margin of 2.66% increased 3 basis points from the prior year, primarily driven by higher deposit margins reflecting the impact of the higher rate environment, partially offset by lower loan margins and loans growing faster than deposits.

Personal and Business Banking revenue increased $183 million or 11%, due to higher net interest income and higher non-interest revenue. Commercial Banking revenue increased $60 million or 9%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $174 million, compared with a recovery of $5 million in the prior year. The provision for credit losses on impaired loans was $142 million, an increase of $53 million, due to higher provisions in both Personal and Business Banking and Commercial Banking. There was a $32 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $94 million in the prior year.

Non-interest expense was $1,131 million, an increase of $82 million or 8% from the prior year, reflecting investments in the business, including expanded sales force and technology costs, as well as higher salaries.

Average gross loans and acceptances increased $33.1 billion or 12% from the prior year to $304.2 billion. Personal and Business Banking loan balances increased 9%, Commercial Banking loan balances increased 18% and credit card balances increased 19%. Average deposits increased $20.8 billion or 9% to $253.1 billion. Personal and Business Banking deposits increased 9%, primarily due to strong growth in term deposits. Commercial Banking deposits increased 8%.

Q4 2022 vs. Q3 2022

Reported net income decreased $48 million or 5% from the prior quarter.

Total revenue increased $18 million or 1%. Net interest income increased $23 million or 1%, primarily due to higher balances, partially offset by lower net interest margins. Non-interest revenue was relatively unchanged as higher card-related revenue and deposit fee revenue were offset by lower gains on investments in our commercial business. Net interest margin of 2.66% decreased 6 basis points from the prior quarter, primarily due to lower loan margins and loans growing faster than deposits, partially offset by higher deposit margins.

Personal and Business Banking revenue increased $30 million or 2%, due to higher net interest income and non-interest income, and Commercial Banking revenue decreased $12 million or 2%, primarily due to lower non-interest revenue.

Total provision for credit losses increased $85 million from the prior quarter. The provision for credit losses on impaired loans increased $38 million, due to higher provisions in both Personal and Business Banking and Commercial Banking. There was a $32 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $15 million in the prior quarter.

Non-interest expense was relatively unchanged from the prior quarter.

Average gross loans and acceptances increased $9.0 billion or 3% from the prior quarter. Personal and Business Banking and Commercial Banking loan balances both increased 3%, while credit card balances increased 5%. Average deposits increased $6.3 billion or 3% from the prior quarter. Personal and Business Banking deposits increased 3%, as strong growth in term deposits was partially offset by lower chequing and savings account deposits. Commercial Banking deposits increased 1%.

20	BMO Financial Group Fourth Quarter 2022 Earnings Release

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Net interest income (teb) (2)	1,462	1,278	1,074	5,037	4,268
Non-interest revenue	291	298	308	1,265	1,243
Total revenue (teb)	1,753	1,576	1,382	6,302	5,511
Provision for credit losses on impaired loans	47	22	5	107	22
Provision for (recovery of) credit losses on performing loans	15	46	(33)	(90)	(166)
Total provision for (recovery of) credit losses	62	68	(28)	17	(144)
Non-interest expense	834	772	747	3,043	2,813
Income before income taxes	857	736	663	3,242	2,842
Provision for income taxes (teb)	197	168	154	745	666
Reported net income	660	568	509	2,497	2,176
Amortization of acquisition-related intangible assets (3)	2	1	6	5	24
Adjusted net income	662	569	515	2,502	2,200
Adjusted non-interest expense	832	771	738	3,037	2,780
Net income growth (%)	29.8	3.2	52.8	14.8	65.8
Adjusted net income growth (%)	28.5	2.3	50.2	13.7	62.7
Revenue growth (%)	26.9	16.5	3.7	14.4	(0.4)
Non-interest expense growth (%)	11.7	11.5	1.8	8.2	(7.1)
Adjusted non-interest expense growth (%)	12.7	12.5	2.4	9.2	(6.6)
Average earning assets	149,721	137,169	123,154	138,094	122,166
Average gross loans and acceptances	144,110	131,878	117,008	132,240	116,039
Average net loans and acceptances	143,179	131,070	116,092	131,394	115,025
Average deposits	148,849	142,865	142,770	145,633	139,197

(US$ equivalent in millions)
Net interest income (teb) (4)	1,082	1,001	856	3,893	3,400
Non-interest revenue	215	233	245	981	990
Total revenue (teb)	1,297	1,234	1,101	4,874	4,390
Provision for credit losses on impaired loans	35	17	2	82	15
Provision for (recovery of) credit losses on performing loans	11	36	(26)	(71)	(132)
Total provision for (recovery of) credit losses	46	53	(24)	11	(117)
Non-interest expense	617	604	596	2,353	2,242
Income before income taxes	634	577	529	2,510	2,265
Provision for income taxes (teb)	146	132	123	577	531
Reported net income	488	445	406	1,933	1,734
Amortization of acquisition-related intangible assets (5)	1	1	4	4	19
Adjusted net income	489	446	410	1,937	1,753
Adjusted non-interest expense	616	603	590	2,348	2,216

Key Performance Metrics and Drivers (US$ basis)
Personal and Business Banking revenue	402	363	324	1,420	1,313
Commercial Banking revenue	895	871	777	3,454	3,077
Net income growth (%)	20.5	(0.2)	60.8	11.5	77.5
Adjusted net income growth (%)	19.3	(1.1)	58.2	10.5	74.2
Revenue growth (%)	17.8	12.4	9.3	11.0	6.7
Non-interest expense growth (%)	3.5	7.4	7.3	5.0	(0.4)
Adjusted non-interest expense growth (%)	4.4	8.5	8.0	6.0	0.1
Return on equity (%) (6)	17.9	16.5	14.8	17.8	15.8
Adjusted return on equity (%) (6)	18.0	16.6	15.0	17.8	16.0
Operating leverage (teb) (%)	14.3	5.0	2.0	6.0	7.1
Adjusted operating leverage (teb) (%)	13.4	3.9	1.3	5.0	6.6
Efficiency ratio (teb) (%)	47.6	49.0	54.1	48.3	51.1
Adjusted efficiency ratio (teb) (%)	47.5	48.9	53.5	48.2	50.5
Net interest margin on average earning assets (teb) (%)	3.88	3.70	3.46	3.64	3.49
Average earning assets	110,753	107,372	98,169	106,829	97,321
Average gross loans and acceptances	106,603	103,231	93,270	102,290	92,439
Average deposits	110,138	111,836	113,806	112,780	110,910

(1)	Adjusted results and ratios and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $7 million in Q4-2022, $6 million in both Q3-2022 and Q4-2021; $25 million in fiscal 2022 and $24 million in fiscal 2021 are recorded in net interest income.
(3)

Amortization of acquisition-related intangible assets pre-tax amounts of $2 million in Q4-2022, $1 million in Q3-2022, and $9 million Q4-2021; $6 million in fiscal 2022 and $33 million in fiscal 2021 are recorded in non-interest expense.

(4)	Taxable equivalent basis amounts of US$6 million in Q4-2022, US$5 million in both Q3-2022 and Q4-2021; US$20 million in both fiscal 2022 and fiscal 2021 are recorded in net interest income.
(5)

Amortization of acquisition-related intangible assets pre-tax amounts of US$1 million in both Q4-2022 and Q3-2022, and US$6 million in Q4-2021; US$5 million for fiscal 2022 and US$26 million for fiscal 2021 are recorded in non-interest expense.

(6)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Fourth Quarter 2022 Earnings Release	21

Q4 2022 vs. Q4 2021

U.S. P&C reported net income was $660 million, an increase of $151 million or 30% from the prior year. The impact of the stronger U.S. dollar increased revenue and net income growth by 9%, and expense growth by 8%. All amounts in the remainder of this section are presented on a U.S. dollar basis.

Reported net income was $488 million, an increase of $82 million or 21% from the prior year.

Total revenue was $1,297 million, an increase of $196 million or 18% from the prior year. Net interest income increased $226 million or 26%, primarily due to higher net interest margins and loan balances, partially offset by lower Paycheck Protection Program (PPP) (1) revenue. Non-interest revenue decreased $30 million or 12%, primarily due to lower deposit fee and operating lease revenue. Net interest margin of 3.88% increased 42 basis points, primarily due to higher deposit margins reflecting the impact of the higher rate environment, partially offset by loans growing faster than deposits and lower loan margins.

Personal and Business Banking revenue increased $78 million or 24%, and Commercial Banking revenue increased $118 million or 15%, both due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $46 million, compared with a recovery of $24 million in the prior year. The provision for credit losses on impaired loans was $35 million, an increase of $33 million, primarily due to higher Commercial Banking provisions. There was a $11 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $26 million in the prior year.

Non-interest expense was $617 million, an increase of $21 million or 4% from the prior year, primarily reflecting higher technology and employee-related costs.

Average gross loans and acceptances increased $13.3 billion or 14% from the prior year to $106.6 billion. The reduction in PPP loans reduced loan growth by 2%. Commercial Banking loan balances increased 17%, while Personal and Business Banking loan balances increased 2%. Average deposits decreased $3.7 million or 3% from prior year to $110.1 million. Commercial Banking deposits decreased 6% and Personal and Business Banking deposits were relatively unchanged.

Q4 2022 vs. Q3 2022

Reported net income increased $92 million or 16% from the prior quarter. The impact of the stronger U.S. dollar increased revenue, expense, and net income growth by 6%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income increased $43 million or 10% from the prior quarter.

Total revenue increased $63 million or 5% from the prior quarter. Net interest income increased $81 million or 8%, primarily due to higher net interest margins and higher loan balances, partially offset by lower deposit balances. Non-interest revenue decreased $18 million or 8% from the prior quarter, primarily due to lower deposit fee revenue. Net interest margin of 3.88% increased 18 basis points from the prior quarter, driven by higher deposit margins reflecting the impact of the higher rate environment, partially offset by lower loan margins and loans growing faster than deposits.

Personal and Business Banking revenue increased $39 million or 11%, and Commercial Banking increased $24 million or 3%, both due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses decreased $7 million from the prior quarter. The provision for credit losses on impaired loans increased $18 million, largely due to higher Commercial Banking provisions. There was a $11 million provision for credit losses on performing loans in the current quarter, compared with $36 million in the prior quarter.

Non-interest expense increased $13 million or 2% from the prior quarter, primarily due to higher technology and employee-related costs.

Average gross loans and acceptances increased $3.4 billion or 3% from the prior quarter. Commercial Banking loan balances increased 4% and Personal and Business Banking loan balances increased 2%. Average deposits decreased $1.7 billion or 2% from prior quarter. Commercial Banking deposits decreased 2% and Personal and Business Banking deposits decreased 1%.

(1)

The U.S. Small Business Administration Paycheck Protection Program (PPP) is a government relief program implemented in fiscal 2020 to support businesses that faced financial hardship caused by the COVID-19 pandemic.

22	BMO Financial Group Fourth Quarter 2022 Earnings Release

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Net interest income	324	314	259	1,188	982
Non-interest revenue	606	1,391	1,276	3,336	6,071
Total revenue	930	1,705	1,535	4,524	7,053
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(369)	413	97	(683)	1,399
Revenue, net of CCPB	1,299	1,292	1,438	5,207	5,654
Provision for credit losses on impaired loans	–	2	1	2	4
Provision for (recovery of) credit losses on performing loans	3	(12)	(6)	(4)	(16)
Total provision for (recovery of) credit losses	3	(10)	(5)	(2)	(12)
Non-interest expense	901	881	990	3,564	3,843
Income before income taxes	395	421	453	1,645	1,823
Provision for income taxes	97	97	108	394	441
Reported net income	298	324	345	1,251	1,382
Amortization of acquisition-related intangible assets (2)	–	1	4	3	24
Adjusted net income	298	325	349	1,254	1,406
Adjusted non-interest expense	900	880	984	3,559	3,812
Wealth and Asset Management reported net income (3)	221	263	287	992	1,109
Wealth and Asset Management adjusted net income (3)	221	264	291	995	1,133
Insurance reported net income	77	61	58	259	273
Insurance adjusted net income	77	61	58	259	273
Net income growth (%)	(13.7)	(14.4)	16.5	(9.5)	37.9
Adjusted net income growth (%)	(14.5)	(15.1)	14.7	(10.7)	35.7
Revenue growth (%)	(39.3)	(29.7)	17.2	(35.8)	5.1
Revenue growth, net of CCPB (%)	(9.7)	(10.4)	9.8	(7.9)	13.1
Adjusted CCPB	(369)	413	97	(683)	1,399
Non-interest expense growth (%)	(8.9)	(6.6)	8.2	(7.2)	5.3
Adjusted non-interest expense growth (%)	(8.6)	(6.2)	8.9	(6.6)	5.8
Return on equity (%) (4)	21.7	24.3	24.2	23.5	23.3
Adjusted return on equity (%) (4)	21.8	24.4	24.5	23.6	23.7
Operating leverage, net of CCPB (%)	(0.8)	(3.8)	1.6	(0.7)	7.8
Adjusted operating leverage, net of CCPB (%)	(1.1)	(4.2)	0.9	(1.3)	7.3
Reported efficiency ratio (%)	96.8	51.7	64.5	78.8	54.5
Reported efficiency ratio, net of CCPB (%)	69.3	68.3	68.8	68.4	68.0
Adjusted efficiency ratio (%)	96.6	51.6	64.1	78.7	54.1
Adjusted efficiency ratio, net of CCPB (%)	69.2	68.2	68.4	68.4	67.4
Assets under management	305,462	310,469	523,270	305,462	523,270
Assets under administration (5)	424,191	419,901	427,446	424,191	427,446
Average assets	51,915	50,774	49,629	50,488	48,232
Average gross loans and acceptances	36,036	34,842	30,351	34,007	28,920
Average deposits	56,428	55,456	53,300	55,919	51,030

U.S. Business Select Financial Data (US$ in millions)
Total revenue	145	142	162	576	625
Non-interest expense	116	112	120	458	481
Reported net income	20	28	32	91	111
Adjusted non-interest expense	115	111	118	454	474
Adjusted net income	21	29	34	94	116
Average gross loans and acceptances	6,423	6,197	5,152	5,937	4,892
Average deposits	7,119	7,265	7,537	7,528	7,321

(1)	Revenue measures, net of CCPB, adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amounts of $1 million in Q4-2022 and Q3-2022, and $6 million in Q4-2021; $5 million in fiscal 2022 and $31 million in fiscal 2021 are recorded in non-interest expense.

(3)	Wealth and Asset Management was previously known as Traditional Wealth.
(4)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.
(5)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q4 2022 vs. Q4 2021

BMO Wealth Management reported net income was $298 million, compared with $345 million in the prior year. Wealth and Asset Management reported net income was $221 million, a decrease of $66 million or 24% from the prior year and Insurance net income was $77 million, an increase of $19 million or 36%. Divestitures reduced growth in reported net income by 4% and in assets under management by 39%.

Total revenue was $930 million, compared with $1,535 million in the prior year. Revenue, net of CCPB, was $1,299 million, a decrease of $139 million or 10%. Revenue in Wealth and Asset Management was $1,164 million, a decrease of $168 million or 12%, as divestitures and the impact of weaker global markets were partially offset by higher net interest income from higher margins and strong loan and deposit growth, as well as the impact of higher net new client assets. Insurance revenue, net of CCPB, was $135 million, an increase of $29 million or 25% from the prior year, primarily due to benefits from changes in investments to improve asset liability management.

Non-interest expense was $901 million, a decrease of $89 million or 9%, as continued investments in the business, including sales force expansion and higher technology costs, were more than offset by divestitures.

Assets under management of $305.5 billion decreased $217.8 billion or 42%, and assets under administration of $424.2 billion decreased $3.3 billion or 1% from the prior year, primarily due to divestitures and weaker global markets, partially offset by favourable foreign exchange rate movements and higher underlying net new client assets. Average gross loans increased 19% and average deposits increased 6%.

BMO Financial Group Fourth Quarter 2022 Earnings Release	23

Q4 2022 vs. Q3 2022

Reported net income decreased $26 million or 8% from the prior quarter. Wealth and Asset Management reported net income decreased $42 million or 16% and Insurance net income increased $16 million or 29%.

Total revenue was $930 million, compared with $1,705 million in the prior quarter. Revenue, net of CCPB, increased $7 million or 1% from the prior quarter. Wealth and Asset Management revenue decreased $18 million or 1%, as the impact of weaker global markets was partially offset by higher net interest income from higher margins. Insurance revenue, net of CCPB, increased $25 million or 22%, primarily due to the impact of favourable market movements in the current quarter relative to unfavourable movements in the prior quarter.

Non-interest expense increased $20 million or 2%, primarily due to continued investments in the business, including sales force expansion, and higher technology costs.

Assets under management decreased $5.0 billion or 2% and assets under administration increased $4.3 billion or 1%, reflecting the impact of weaker global markets and favourable foreign exchange rate movements. Average gross loans and deposits increased 3% and 2% respectively.

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Net interest income (teb) (2)	778	750	873	3,197	3,115
Non-interest revenue	627	514	557	2,975	3,011
Total revenue (teb)	1,405	1,264	1,430	6,172	6,126
Provision for (recovery of) credit losses on impaired loans	5	(22)	(9)	(32)	11
Provision for (recovery of) credit losses on performing loans	(23)	15	(79)	(11)	(205)
Total provision for (recovery of) credit losses	(18)	(7)	(88)	(43)	(194)
Non-interest expense	965	920	809	3,855	3,462
Income (loss) before income taxes	458	351	709	2,360	2,858
Provision for (recovery of) income taxes (teb)	101	89	178	588	738
Reported net income	357	262	531	1,772	2,120
Acquisition and integration costs (3)	2	1	1	8	7
Amortization of acquisition-related intangible assets (4)	4	3	4	14	17
Adjusted net income	363	266	536	1,794	2,144
Adjusted non-interest expense	958	913	803	3,826	3,431
Global Markets revenue	851	813	774	3,763	3,605
Investment and Corporate Banking revenue	554	451	656	2,409	2,521
Net income growth (%)	(32.9)	(52.6)	39.6	(16.5)	94.1
Adjusted net income growth (%)	(32.6)	(52.2)	38.2	(16.4)	91.3
Revenue growth (%)	(1.8)	(20.1)	3.8	0.7	15.0
Non-interest expense growth (%)	19.3	(0.5)	1.3	11.3	7.3
Adjusted non-interest expense growth (%)	19.5	(0.5)	1.7	11.5	7.5
Return on equity (%) (5)	11.3	8.5	19.2	14.9	19.1
Adjusted return on equity (%) (5)	11.4	8.7	19.4	15.1	19.3
Operating leverage (teb) (%)	(21.1)	(19.6)	2.5	(10.6)	7.7
Adjusted operating leverage (teb) (%)	(21.3)	(19.6)	2.1	(10.8)	7.5
Efficiency ratio (teb) (%)	68.8	72.7	56.6	62.5	56.5
Adjusted efficiency ratio (teb) (%)	68.3	72.2	56.1	62.0	56.0
Average assets	423,522	398,282	376,714	404,728	372,475
Average gross loans and acceptances	71,541	64,264	58,845	63,254	59,385

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	419	381	550	2,010	2,373
Non-interest expense	400	341	310	1,471	1,317
Reported net income	11	24	205	415	836
Adjusted non-interest expense	395	336	304	1,450	1,292
Adjusted net income	14	28	210	431	855
Average assets	138,841	142,751	137,739	141,506	127,619
Average gross loans and acceptances	26,661	25,627	25,419	25,118	25,480

(1)	Adjusted results and ratios and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures.
(2)

Taxable equivalent basis amounts of $61 million in both Q4-2022 and Q3-2022, and $72 million in Q4-2021; $245 million in fiscal 2022 and $291 million in fiscal 2021 are recorded in net interest income.

(3)

Clearpool acquisition pre-tax integration costs of $2 million in both Q4-2022 and Q3-2022, and $10 million in fiscal 2022, and KGS-Alpha and Clearpool acquisition pre-tax integration costs of $1 million in Q4-2021 and $9 million in fiscal 2021 are recorded in non-interest expense.

(4)

Amortization of acquisition-related intangible assets pre-tax amounts of $5 million in each of Q4-2022, Q3-2022, and Q4-2021; $19 million in fiscal 2022 and $22 million in fiscal 2021 are recorded in non-interest expense.

(5)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q4 2022 vs. Q4 2021

BMO Capital Markets reported net income was $357 million, a decrease of $174 million or 33% from the prior year.

Total revenue was $1,405 million, a decrease of $25 million or 2% from the prior year. Global Markets revenue increased $77 million or 10%, due to higher foreign exchange, commodities and other trading revenue, and the impact of the stronger U.S. dollar, partially offset by lower equities trading revenue, lower net securities gains and lower new debt and equity issuances. Investment and Corporate Banking revenue decreased $102 million or 16%, primarily due to lower underwriting and advisory revenue reflecting the impact of lower levels of client activity in the current market conditions and lower net securities gains, partially offset by higher corporate banking revenue and the impact of the stronger U.S. dollar.

Total recovery of the provision for credit losses was $18 million, compared with a recovery of $88 million in the prior year. The provision for credit losses on impaired loans was $5 million, compared with a recovery of $9 million in the prior year. There was a $23 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $79 million in the prior year.

Non-interest expense was $965 million, an increase of $156 million or 19% from the prior year, primarily due to continued investments in the business, higher employee-related costs and the impact of the stronger U.S. dollar.

24	BMO Financial Group Fourth Quarter 2022 Earnings Release

Average gross loans and acceptances increased $12.7 billion or 22% from the prior year to $71.5 billion, due to higher lending activity across loan portfolios and the impact of the stronger U.S. dollar, partially offset by the impact of the deconsolidation of our customer securitization vehicle in the United States and the wind-down of our non-Canadian energy portfolio.

Q4 2022 vs. Q3 2022

Reported net income increased $95 million or 36% from the prior quarter.

Total revenue increased $141 million or 11% from the prior quarter. Global Markets revenue increased $38 million or 4%, due to higher interest rate trading revenue and other trading revenue, as well as the impact of the stronger U.S. dollar, partially offset by lower equities trading revenue and lower net securities gains. Investment and Corporate Banking revenue increased $103 million or 23%, driven by lower markdowns on loan underwriting commitments, higher corporate banking-related revenue, as well as higher underwriting and advisory revenue, partially offset by lower net securities gains.

Total recovery of the provision for credit losses was $18 million, compared with a recovery of $7 million in the prior quarter. The provision for credit losses on impaired loans was $5 million, compared with a recovery of $22 million in the prior quarter. There was a $23 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a provision of $15 million in the prior quarter.

Non-interest expense increased $45 million or 5% from the prior quarter, driven by higher employee-related costs, net of severance costs in the prior quarter, and the impact of the stronger U.S. dollar.

Average gross loans and acceptances increased $7.3 billion or 11% from the prior quarter, due to higher lending activity across our loan portfolios and the impact of the stronger U.S. dollar.

Corporate Services (1)

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q4-2021	Fiscal 2022	Fiscal 2021
Net interest income before group teb offset	(690)	(16)	(84)	(716)	(301)
Group teb offset	(68)	(67)	(78)	(270)	(315)
Net interest income (teb)	(758)	(83)	(162)	(986)	(616)
Non-interest revenue	4,693	(892)	84	7,830	326
Total revenue (teb)	3,935	(975)	(78)	6,844	(290)
Provision for (recovery of) credit losses on impaired loans	(2)	(2)	(2)	(7)	(5)
Provision for (recovery of) credit losses on performing loans	7	(2)	2	7	(2)
Total provision for (recovery of) credit losses	5	(4)	–	–	(7)
Non-interest expense	945	152	208	1,383	1,423
Income (loss) before income taxes	2,985	(1,123)	(286)	5,461	(1,706)
Provision for (recovery of) income taxes (teb)	734	(369)	(127)	1,270	(494)
Reported net income (loss)	2,251	(754)	(159)	4,191	(1,212)
Acquisition and integration costs (2)	143	61	–	237	–
Impact of divestitures (3)	(8)	6	52	55	842
Management of fair value changes on the purchase of Bank of the West (4)	(3,336)	694	–	(5,667)	–
Restructuring costs (reversals) (5)	–	–	–	–	(18)
Legal provision (6)	846	–	–	846	–
Adjusted net income (loss)	(104)	7	(107)	(338)	(388)
Adjusted total revenue (teb)	(91)	(30)	(78)	(333)	(319)
Adjusted non-interest expense	133	63	146	424	561

U.S. Business Select Financial Data (US$ in millions)
Total revenue	3,018	(666)	(4)	5,604	(26)
Total provision for (recovery of) credit losses	–	(2)	–	(4)	(6)
Non-interest expense	598	60	38	686	148
Provision for (recovery of) income taxes (teb)	633	(199)	(17)	1,282	(80)
Reported net income (loss)	1,787	(525)	(25)	3,640	(88)
Adjusted total revenue	34	76	(4)	106	(26)
Adjusted non-interest expense	1	(4)	33	44	130
Adjusted net income (loss)	40	68	(21)	83	(74)

(1)	Adjusted results and ratios, and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Reported net income included acquisition and integration costs related to the announced acquisition of Bank of the West of $143 million ($191 million pre-tax) in Q4-2022, $61 million ($82 million pre-tax) in Q3-2022, and $237 million ($316 million pre-tax) in fiscal 2022, all recorded in non-interest expense.

(3)

Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. Q4-2022 included a recovery of non-interest expense of $8 million ($6 million pre-tax), Q3-2022 included expenses of $6 million ($7 million pre-tax), both related to the sale of our EMEA Asset Management business, and Q4-2021 included expenses of $52 million ($62 million pre-tax) related to both transactions, recorded in non-interest expense. Fiscal 2022 included a gain of $6 million ($8 million pre-tax) related to the transfer of certain U.S. asset management clients, a $29 million pre-tax and after-tax loss related to foreign currency translation reclassified from accumulated other comprehensive income, both recorded in non-interest revenue, expenses of $32 million ($16 million pre-tax), including taxes of $22 million on closing of the sale of our EMEA Asset Management business, recorded in non-interest expense. Fiscal 2021 included a $779 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business recorded in non-interest expense, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore recorded in non-interest revenue, and $85 million ($107 million pre-tax) of divestiture-related costs for both transactions recorded in non-interest expense.

(4)

Reported net income included revenue (losses) related to the announced acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill. Q4-2022 included revenue of $3,336 million ($4,541 million pre-tax), comprising $4,698 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue, as well as a loss of $157 million pre-tax on a portfolio of primarily U.S. treasury securities and balance sheet instruments recorded in net interest income. Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market losses and $38 million pre-tax interest income. Fiscal 2022 included revenue of $5,667 million ($7,713 million pre-tax), comprising $7,665 million of pre-tax mark-to-market gains and $48 million of pre-tax interest income. For further information on this acquisition, refer to the Significant Events section.

(5)	Fiscal 2021 reported net income included a partial reversal of $18 million ($24 million pre-tax) of restructuring charges related to severance in 2019, in non-interest expense.
(6)

Q4-2022 reported net income included a legal provision of $846 million ($1,142 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising interest expense of $515 million pre-tax and non-interest expense of $627 million pre-tax, including legal fees of $22 million. For further details, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements in BMO’s 2022 Annual Report.

Adjusted results exclude the impact of the items described in footnotes (2) to (6).

BMO Financial Group Fourth Quarter 2022 Earnings Release	25

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, including sustainability, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and also provides cyber security and operations services.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q4 2022 vs. Q4 2021

Corporate Services reported net income was $2,251 million, compared with a reported net loss of $159 million in the prior year. Results in the current quarter included the impact of the announced acquisition of Bank of the West, including a gain related to the management of the impact of interest rate changes between the announcement and the closing of the acquisition on its fair value and goodwill, and related acquisition and integration costs. In addition, reported results included the impact of a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank.

Adjusted net loss of $104 million excluded the above factors and was relatively unchanged from the prior year.

Q4 2022 vs. Q3 2022

Reported net income was $2,251 million, compared with a reported net loss of $754 million in the prior quarter. Results increased primarily due to higher revenue related to the fair value management actions, partially offset by the impact of the legal provision. Adjusted net loss was $104 million, compared with an adjusted net income of $7 million in the prior quarter. Adjusted results decreased, primarily due to lower revenue, including lower securities gains, and higher expenses.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report.

26	BMO Financial Group Fourth Quarter 2022 Earnings Release

Glossary of Financial Terms

Adjusted Earnings and Measures

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and adjusted net revenue is adjusted revenue, net of CCPB, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Adjusted Effective Tax Rate is calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Average Net Loans and Acceptances is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions, divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Credit and Counterparty Risk is the potential for credit loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts, requiring no initial or little investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Earnings per Share (EPS) is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue, on a taxable equivalent basis in the operating groups),expressed as a percentage.

Efficiency Ratio, net of CCPB, is calculated as non-interest expense divided by total revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).The adjusted efficiency ratio, net of CCPB, is calculated in the same manner, utilizing adjusted revenue, net of CCPB, and adjusted non-interest expense.

Environmental and Social Risk is the potential for loss or harm, directly or indirectly, resulting from environmental or social factors that impact BMO or its customers,and BMO’s impact on the environment.

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-

BMO Financial Group Fourth Quarter 2022 Earnings Release	27

the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross impaired loans and acceptances (GIL) are calculated as the credit impaired balance of loans and customers’ liability under acceptances, excluding purchased credit impaired loans.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Model Risk is the potential for adverse consequences resulting from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading, is computed in the same manner, excluding trading-related interest income and earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Net Promoter Score (NPS) is the percentage of surveyed customers who would recommend BMO to a friend or colleague. Data is gathered in a survey that uses a 0–10 point scale. “Detractors” are defined as those who provide a rating of 0–6, “Passives” are defined as those who provide a rating of 7 or 8, and “Promoters” are defined as those who provide a rating of 9 or 10. The NPS score is calculated by subtracting the percentage of “Detractors” from the percentage of “Promoters”.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) Canada is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and non- interest expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted non-interest expense growth rates.

Operating Leverage, net of CCPB, is the difference between revenue, net of CCPB (net revenue), and non-interest expense growth rates. Adjusted net operating leverage is the difference between adjusted revenue, net of CCPB, and adjusted non-interest expense growth rates. The bank evaluates performance using adjusted revenue, net of CCPB.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we fold in our credit or investment portfolios. Examples of these risks include cyber and cloud security risk, technology risk, fraud risk, business continuity risk and human resources risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income taxes and provision for/(recovery of) for credit losses. We use PPPT on both a reported and adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For more information, refer to the Credit and Counterparty Risk – Provision for Credit Losses and Critical Accounting Estimates and Judgments – Allowance for Credit Losses sections and Note 4 of the consolidated financial statements.

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other

28	BMO Financial Group Fourth Quarter 2022 Earnings Release

comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk arises from the possibility that the bank could experience financial loss or other types of harm due to changes in the external business environment and failure to respond effectively to these changes as a result of inaction, inappropriate strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counter party pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed rate and floating-rate interest payments and principal amounts are exchanged in different currencies. Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating rate interest payments based on a notional value in a single currency.

•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating group revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions. The largest Canadian banks are required to meet the minimum TLAC Ratio and TLAC Leverage Ratio effective November 1, 2021, as calculated under OSFI’s TLAC Guideline.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

BMO Financial Group Fourth Quarter 2022 Earnings Release	29

Condensed Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the twelve months ended
	October 31, 2022	July 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Interest, Dividend and Fee Income
Loans	$6,875	$5,311	$3,933	$20,464	$15,727
Securities	1,766	1,505	1,042	5,590	3,963
Deposits with banks	483	228	53	843	197
	9,124	7,044	5,028	26,897	19,887
Interest Expense
Deposits	3,409	1,743	737	6,711	3,220
Subordinated debt	74	57	42	227	195
Other liabilities	1,874	1,047	493	4,074	2,162
	5,357	2,847	1,272	11,012	5,577
Net Interest Income	3,767	4,197	3,756	15,885	14,310
Non-Interest Revenue
Securities commissions and fees	257	262	258	1,082	1,107
Deposit and payment service charges	319	338	313	1,318	1,243
Trading revenues	4,797	(975)	(98)	8,250	296
Lending fees	370	351	344	1,440	1,391
Card fees	143	131	126	548	442
Investment management and custodial fees	431	432	522	1,770	1,982
Mutual fund revenues	309	315	419	1,312	1,595
Underwriting and advisory fees	231	220	348	1,193	1,421
Securities gains, other than trading	(28)	85	180	281	591
Foreign exchange gains, other than trading	53	47	39	181	167
Insurance revenue	(218)	542	223	(157)	1,941
Share of profit (loss) in associates and joint ventures	59	99	65	274	248
Other	80	55	78	333	452
	6,803	1,902	2,817	17,825	12,876
Total Revenue	10,570	6,099	6,573	33,710	27,186
Provision for Credit Losses	226	136	(126)	313	20
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	(369)	413	97	(683)	1,399
Non-Interest Expense
Employee compensation	2,274	2,135	2,059	8,795	8,322
Premises and equipment	1,039	918	900	3,635	3,396
Amortization of intangible assets	156	151	163	604	634
Advertising and business development	161	135	133	517	397
Communications	72	67	65	278	264
Professional fees	271	182	184	788	607
Other	803	271	299	1,577	1,889
	4,776	3,859	3,803	16,194	15,509
Income Before Provision for Income Taxes	5,937	1,691	2,799	17,886	10,258
Provision for income taxes	1,454	326	640	4,349	2,504
Net Income	$4,483	$1,365	$2,159	$13,537	$7,754
Earnings Per Common Share (Canadian $)
Basic	$6.52	$1.96	$3.24	$20.04	$11.60
Diluted	6.51	1.95	3.23	19.99	11.58
Dividends per common share	1.39	1.39	1.06	5.44	4.24

30	BMO Financial Group Fourth Quarter 2022 Earnings Release

Condensed Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the twelve months ended
	October 31, 2022	July 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Net Income	$4,483	$1,365	$2,159	$13,537	$7,754
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized (losses) on fair value through OCI debt securities arising during the period (1)	(218)	(2)	(151)	(520)	(161)
Reclassification to earnings of (gains) losses during the period (2)	19	(8)	(10)	(11)	(43)
	(199)	(10)	(161)	(531)	(204)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	(2,634)	546	(988)	(4,999)	(1,380)
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges during the period (4)	14	(80)	(135)	(315)	(414)
	(2,620)	466	(1,123)	(5,314)	(1,794)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	2,149	(77)	(293)	3,202	(2,207)
Unrealized gains (losses) on hedges of net foreign operations (5)	(115)	(25)	98	(332)	496
Reclassification to earnings of net losses related to divestitures (6)	–	–	–	29	–
	2,034	(102)	(195)	2,899	(1,711)
Items that will not be reclassified to net income
Unrealized gains (losses) on fair value through OCI equity securities arising during the period (7)	–	(1)	13	1	20
Gains (losses) on remeasurement of pension and other employee future benefit plans (8)	148	(95)	158	659	923
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	263	415	24	1,282	(196)
	411	319	195	1,942	747
Other Comprehensive Income (Loss), net of taxes	(374)	673	(1,284)	(1,004)	(2,962)
Total Comprehensive Income	$4,109	$2,038	$875	$12,533	$4,792

(1)	Net of income tax recovery of $76 million, $nil million, $54 million for the three months ended, and $182 million, $58 million for the twelve months ended, respectively.
(2)	Net of income tax provision (recovery) of $(6) million, $3 million, $3 million for the three months ended, and $5 million, $14 million for the twelve months ended, respectively.
(3)	Net of income tax (provision) recovery of $952 million, $(208) million, $357 million for the three months ended, and $1,794 million, $504 million for the twelve months ended, respectively.
(4)	Net of income tax provision (recovery) of $(5) million, $29 million, $49 million for the three months ended, and $114 million, $149 million for the twelve months ended, respectively.
(5)	Net of income tax (provision) recovery of $41 million, $12 million, $(35) million for the three months ended, and $124 million, $(180) million for the twelve months ended, respectively.
(6)	Net of income tax (provision) of $nil million, na, na for the three months ended, and $nil million, na for the twelve months ended, respectively.
(7)	Net of income tax (provision) recovery of $(1) million, $1 million, $(4) million for the three months ended, and $(1) million, $(6) million for the twelve months ended, respectively.
(8)	Net of income tax (provision) recovery of $(54) million, $35 million, $(58) million for the three months ended, and $(239) million, and $(341) million for the twelve months ended, respectively.
(9)	Net of income tax (provision) recovery of $(95) million, $(152) million, and $(9) million, for the three months ended, and $(465) million, and $70 million for the twelve months ended, respectively.

BMO Financial Group Fourth Quarter 2022 Earnings Release	31

Condensed Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31, 2022	July 31, 2022	October 31, 2021

Assets
Cash and Cash Equivalents	$87,466	$69,586	$93,261
Interest Bearing Deposits with Banks	5,734	7,317	8,303
Securities
Trading	108,177	110,144	104,411
Fair value through profit or loss	13,641	14,036	14,210
Fair value through other comprehensive income	43,561	39,273	63,123
Debt securities at amortized cost	106,590	100,906	49,970
Investments in associates and joint ventures	1,293	1,255	1,135
	273,262	265,614	232,849
Securities Borrowed or Purchased Under Resale Agreements	113,194	108,391	107,382
Loans
Residential mortgages	148,880	144,076	135,750
Consumer instalment and other personal	86,103	84,337	77,164
Credit cards	9,663	9,132	8,103
Business and government	309,310	287,669	239,809
	553,956	525,214	460,826
Allowance for credit losses	(2,617)	(2,412)	(2,564)
	551,339	522,802	458,262
Other Assets
Derivative instruments	48,160	39,717	36,713
Customers’ liability under acceptances	13,235	12,615	14,021
Premises and equipment	4,841	4,604	4,454
Goodwill	5,285	4,995	5,378
Intangible assets	2,193	2,130	2,266
Current tax assets	1,421	1,545	1,588
Deferred tax assets	1,175	794	1,287
Other	31,894	28,228	22,411
	108,204	94,628	88,118
Total Assets	$1,139,199	$1,068,338	$988,175
Liabilities and Equity
Deposits	$769,478	$729,385	$685,631
Other Liabilities
Derivative instruments	59,956	43,643	30,815
Acceptances	13,235	12,615	14,021
Securities sold but not yet purchased	40,979	41,187	32,073
Securities lent or sold under repurchase agreements	103,963	100,646	97,556
Securitization and structured entities’ liabilities	27,068	25,020	25,486
Current tax liabilities	425	232	221
Deferred tax liabilities	102	81	192
Other	44,805	41,092	37,764
	290,533	264,516	238,128
Subordinated Debt	8,150	7,443	6,893
Total Liabilities	$1,068,161	$1,001,344	$930,652
Equity
Preferred shares and other equity instruments	6,308	5,708	5,558
Common shares	17,744	17,392	13,599
Contributed surplus	317	315	313
Retained earnings	45,117	41,653	35,497
Accumulated other comprehensive income	1,552	1,926	2,556
Total Equity	71,038	66,994	57,523
Total Liabilities and Equity	$1,139,199	$1,068,338	$988,175

32	BMO Financial Group Fourth Quarter 2022 Earnings Release

Condensed Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Preferred Shares and Other Equity Instruments
Balance at beginning of period	$5,708	$5,848	$5,558	$6,598
Issued during the period	1,000	–	2,250	–
Redeemed during the period	(400)	(290)	(1,500)	(1,040)
Balance at End of Period	6,308	5,558	6,308	5,558
Common Shares
Balance at beginning of period	17,392	13,609	13,599	13,430
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	352	–	999	–
Issued under the Stock Option Plan	2	23	57	122
Treasury shares sold/purchased	(2)	(33)	(17)	47
Issued to finance a portion of the announced acquisition (1)	–	–	3,106	–
Balance at End of Period	17,744	13,599	17,744	13,599
Contributed Surplus
Balance at beginning of period	315	310	313	302
Stock option expense, net of options exercised	1	3	3	10
Other	1	–	–	1
Balance at End of Period	317	313	317	313
Retained Earnings
Balance at beginning of period	41,653	34,089	35,497	30,745
Net income	4,483	2,159	13,537	7,754
Dividends on preferred shares and distributions payable on other equity instruments	(77)	(59)	(231)	(244)
Dividends on common shares	(940)	(688)	(3,634)	(2,746)
Equity issue expense and premium paid on redemption of preferred shares	(2)	–	(52)	(6)
Net discount on sale of treasury shares	–	(4)	–	(6)
Balance at End of Period	45,117	35,497	45,117	35,497
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(160)	319	171	355
Unrealized (losses) on fair value through OCI debt securities arising during the period	(218)	(151)	(520)	(161)
Unrealized gains on fair value through OCI equity securities arising during the period	–	13	1	20
Reclassification to earnings of (gains) during the period	19	(10)	(11)	(43)
Balance at End of Period	(359)	171	(359)	171
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(2,509)	1,308	185	1,979
Gains (losses) on derivatives designated as cash flow hedges arising during the period	(2,634)	(988)	(4,999)	(1,380)
Reclassification to earnings of (gains) on derivatives designated as cash flow hedges during the period	14	(135)	(315)	(414)
Balance at End of Period	(5,129)	185	(5,129)	185
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,134	2,464	2,269	3,980
Unrealized gains (losses) on translation of net foreign operations	2,149	(293)	3,202	(2,207)
Unrealized gains (losses) on hedges of net foreign operations	(115)	98	(332)	496
Reclassification to earnings of net losses related to divestitures	–	–	29	–
Balance at End of Period	5,168	2,269	5,168	2,269
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee
Future Benefit Plans, net of taxes
Balance at beginning of period	796	127	285	(638)
Gains (losses) on remeasurement of pension and other employee future benefit plans	148	158	659	923
Balance at End of Period	944	285	944	285
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	665	(378)	(354)	(158)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	263	24	1,282	(196)
Balance at End of Period	928	(354)	928	(354)
Total Accumulated Other Comprehensive Income	1,552	2,556	1,552	2,556
Total Equity	$71,038	$57,523	$71,038	$57,523

(1)	On December 20, 2021, we announced a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries.

BMO Financial Group Fourth Quarter 2022 Earnings Release	33

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2022 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Thursday, December 1, 2022, at 8.30 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 3582724#. A replay of the conference call can be accessed until December 31, 2022, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5031862#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Average market price as defined under DRIP

August 2022: $128.51

September 2022: $122.33

October 2022: $125.62

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2022 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2022 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2023

The next Annual Meeting of Shareholders will be held on Tuesday, April 18, 2023.

® Registered trademark of Bank of Montreal

34	BMO Financial Group Fourth Quarter 2022 Earnings Release